Exhibit (a)(1)(A)

FIDELITY NATIONAL INFORMATION SERVICES, INC.

Offer to Purchase for Not More Than $2,500,000,000 in Cash
up to 86,206,896 Shares of its Common Stock
at a Purchase Price Not Greater Than $31.00
Nor Less Than $29.00 Per Share

THE TENDER OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON TUESDAY, AUGUST 3, 2010, UNLESS THE TENDER OFFER IS EXTENDED OR WITHDRAWN (SUCH DATE, AS IT MAY BE EXTENDED, THE “EXPIRATION TIME”).

Fidelity National Information Services, Inc., a Georgia corporation (“FIS,” the “Company,” “we” or “us”), is offering to purchase for cash up to 86,206,896 shares of its common stock, par value $.01 per share (the “Shares”) (or such lesser amount as FIS may elect to purchase, subject to applicable law), pursuant to tenders at prices specified by the tendering shareholders of not greater than $31.00 nor less than $29.00 per Share, upon the terms and subject to the conditions set forth in this offer to purchase (“Offer to Purchase”) and the letter of transmittal (“Letter of Transmittal” which together with the Offer to Purchase, as they may be amended and supplemented from time to time, constitute the “Tender Offer”).

After the Expiration Time and on the terms and subject to the conditions of the Tender Offer, we will determine a single per Share purchase price, which will be not greater than $31.00 nor less than $29.00 per Share, net to the tendering shareholder in cash, without interest and subject to applicable withholding taxes, that we will pay for Shares properly tendered in the Tender Offer and not properly withdrawn, taking into account the total number of Shares so tendered and the prices specified by the tendering shareholders. The purchase price will be the lowest price per Share of not more than $31.00 nor less than $29.00 per Share (such price per Share, the “Purchase Price”) that will allow us to purchase the maximum number of Shares properly tendered in the Tender Offer and not properly withdrawn having an aggregate purchase price not exceeding $2,500,000,000. We reserve the right, in our sole discretion, to purchase more than such maximum number of Shares in the Tender Offer, subject to applicable law. If we are unable to obtain financing on terms acceptable to us in our sole discretion, then, without limiting our ability to rely on any of the terms or conditions of the Tender Offer as described in this Offer to Purchase (including amending, extending or terminating the Tender Offer), we may reduce the maximum aggregate purchase price in the Tender Offer and correspondingly reduce the maximum aggregate number of Shares to be purchased in the Tender Offer. FIS will purchase at the Purchase Price all Shares properly tendered at prices equal to or below the Purchase Price and not properly withdrawn, on the terms and subject to the conditions of the Tender Offer, including the proration and “odd lot” priority provisions. FIS will not purchase Shares tendered at prices greater than the Purchase Price and Shares that we do not accept for purchase because of proration provisions (if more than the number of Shares we seek are tendered and not properly withdrawn). Shares not purchased in the Tender Offer will be returned to the tendering shareholders at our expense as promptly as practicable after the expiration of the Tender Offer. See Sections 1, 2 and 4.

THE TENDER OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED BUT IS SUBJECT TO THE OTHER CONDITIONS, INCLUDING THE COMPLETION OF THE FINANCING TO FUND THE TENDER OFFER. SEE SECTION 6.

The Shares are listed on The New York Stock Exchange (the “NYSE”) under the ticker symbol “FIS.” On July 2, 2010, the last full trading day prior to the commencement of the Tender Offer, the reported closing price of the Shares on the NYSE was $26.41. You are urged to obtain current market quotations for the Shares before deciding whether, and at which price, to tender your Shares pursuant to the Tender Offer. See Section 7.

OUR BOARD OF DIRECTORS HAS APPROVED THE TENDER OFFER. HOWEVER, NEITHER WE, OUR BOARD OF DIRECTORS, THE DEALER MANAGERS, THE INFORMATION AGENT NOR THE DEPOSITARY HAVE MADE OR ARE MAKING ANY RECOMMENDATION TO YOU AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES OR AS TO THE PRICE AT WHICH YOU MAY CHOOSE TO TENDER YOUR SHARES. YOU MUST MAKE YOUR OWN DECISIONS AS TO WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE AT WHICH TO TENDER YOUR SHARES. IN DOING SO, YOU SHOULD READ CAREFULLY THE INFORMATION IN, OR INCORPORATED BY REFERENCE IN, THIS OFFER TO PURCHASE AND IN THE LETTER OF TRANSMITTAL, INCLUDING THE PURPOSES AND EFFECTS OF THE TENDER OFFER. SEE SECTION 2 AND SECTION 12. YOU ARE URGED TO CONSULT YOUR OWN FINANCIAL, LEGAL, TAX AND OTHER ADVISORS.

The directors and executive officers of FIS are entitled to participate in the Tender Offer on the same basis as all other shareholders, and certain of our directors and executive officers have advised us that they may tender Shares in the Tender Offer, including through the conditional exercise of vested stock options to purchase Shares and tender of the remaining underlying Shares, subject to acceptance in the Tender Offer. See Section 11 for the current beneficial ownership of each of our directors and executive officers. The equity ownership of our directors and executive officers who do not tender their Shares in the Tender Offer will increase proportionally as a percentage of our outstanding common stock following the consummation of the Tender Offer, and could also proportionally increase to a greater or lesser extent if they were to tender some but not all of their Shares. In the event that one or more of our directors or executive officers tenders Shares in the Tender Offer and such Shares are purchased pursuant to the Tender Offer, such person’s proportional holdings of Shares as a percentage of our outstanding common stock will change to a greater or lesser extent, depending upon whether more or less Shares are purchased pursuant to the Tender Offer.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION (“SEC”), ANY SECURITIES COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION OR PASSED UPON THE MERITS OR FAIRNESS OF SUCH TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE. ANY REPRESENTATIONS TO THE CONTRARY IS A CRIMINAL OFFENSE.

You may direct questions and requests for assistance to Georgeson Inc., the information agent (“Information Agent”) and Goldman, Sachs & Co., J.P. Morgan Securities Inc. or Merrill Lynch, Pierce, Fenner & Smith Incorporated, the dealer managers (“Dealer Managers”), for the Tender Offer, at their respective addresses and telephone numbers set forth on the back cover page of this Offer to Purchase. You may also direct requests for additional copies of this Offer to Purchase, the Letter of Transmittal or the notice of guaranteed delivery (“Notice of Guaranteed Delivery”) to the Information Agent. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Tender Offer.
Dealer Managers

Goldman, Sachs & Co.

BofA Merrill Lynch	J.P.Morgan

July 6, 2010

IMPORTANT

If you want to tender all or any portion of your Shares, you must, before the Expiration Time, either: (1) if you hold certificates in your own name, complete and sign a Letter of Transmittal according to the instructions in the Letter of Transmittal and mail or deliver it, together with any required signature guarantees and any other required documents, including the share certificates, to Computershare Trust Company, N.A., the depositary (“Depositary”) for the Tender Offer, at one of the addresses shown on the Letter of Transmittal, (2) tender the Shares according to the procedure for book-entry transfer described in Section 3, or (3) if your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and request the nominee to effect the transaction for you.

If you desire to tender your Shares and (1) your share certificates are not immediately available or cannot be delivered to the Depositary, (2) you cannot comply with the procedure for book-entry transfer, or (3) you cannot deliver the other required documents to the Depositary by the expiration of the Tender Offer, you must tender your Shares according to the guaranteed delivery procedure described in Section 3.

If you are a holder of vested options to purchase Shares under an equity incentive plan currently maintained by FIS, or of options to purchase Shares under our equity incentive plans that will vest prior to the deadline for exercising options (collectively, the “options”), you may exercise your options and tender any of the Shares issued upon exercise or you may conditionally exercise such options to purchase Shares and tender the remaining underlying Shares, subject to acceptance in the Tender Offer. In either case, you must follow the separate instructions and procedures described in Section 3 of this Offer to Purchase, and you must review the separate materials enclosed with this Offer to Purchase related to the tendering of the Shares underlying vested options that are conditionally exercised.

Holders or beneficial owners of Shares under the Fidelity National Information Services, Inc. 401(k) Profit Sharing Plan, the Metavante Retirement Program and the NYCE Corporation Employee’s Tax Deferred Savings Plan (each a “401(k) Plan” and collectively, the “401(k) Plans”) who wish to tender any of such Shares in the Tender Offer must follow the separate instructions and procedures described in Section 3.

Neither we, our Board of Directors, the Dealer Managers, the Information Agent nor the Depositary have authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your Shares in the Tender Offer or the price at which you should tender your Shares, and such parties have not authorized any person to give any information or to make any representation in connection with the Tender Offer other than those contained in this Offer to Purchase or in the Letter of Transmittal. If given or made, you must not rely upon any such recommendation, information or representation as having been authorized by us, our Board of Directors, the Dealer Managers, the Information Agent or the Depositary. The information contained in this Offer to Purchase is correct only as of the date of this Offer to Purchase and may have changed since the date hereof.

We are not making the Tender Offer to (nor will we accept any tender of Shares from or on behalf of) holders in any jurisdiction in which the making of the Tender Offer or the acceptance of any tender of Shares would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take such action as we may deem necessary for us to make the Tender Offer in compliance with applicable law in any such jurisdiction and extend the Tender Offer to holders in such jurisdiction. If, after such action, we cannot comply with applicable law, the Tender Offer will not be made to (nor will we accept any tender of Shares from or on behalf of) holders in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Tender Offer to be made by a licensed broker or dealer, the Tender Offer shall be deemed to be made on our behalf by the Dealer Managers or by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

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SUMMARY TERM SHEET

We are providing this summary term sheet for your convenience. This summary term sheet highlights certain material information in this Offer to Purchase, but you should realize that it does not describe all of the details of the Tender Offer to the same extent described elsewhere in this Offer to Purchase. We urge you to read the entire Offer to Purchase and the Letter of Transmittal and other related materials because they contain the full details of the Tender Offer. We have included references to the sections of this Offer to Purchase where you will find a more complete discussion of the topics in this summary. Unless otherwise indicated, references to “Shares” are to shares of our common stock, and not to shares of any other securities.

Who is offering to purchase my Shares?	Fidelity National Information Services, Inc., which we refer to as the “Company,” “FIS,” “we” or “us,” is offering to purchase your Shares. See Section 1.

What will the Purchase Price for the Shares be and what will be the form of payment?	We are conducting an offer by means of a modified “Dutch auction” to purchase for cash, upon the terms and subject to the conditions of the Tender Offer, up to 86,206,896 Shares (or such lesser amount as we may elect to purchase, subject to applicable law) pursuant to auction tenders at prices specified by the tendering shareholders of not greater than $31.00 nor less than $29.00 per Share.

We will determine the Purchase Price as promptly as practicable after the Tender Offer expires. The Purchase Price will be the lowest price per Share at which, based on the number of Shares tendered and the prices specified by the tendering shareholders, we can purchase the maximum number of Shares properly tendered in the Tender Offer and not properly withdrawn having an aggregate purchase price not exceeding $2,500,000,000 (or such lesser amount as we may elect to purchase, subject to applicable law). If we are unable to obtain financing on terms acceptable to us in our sole discretion, then, without limiting our ability to rely on any of the terms or conditions of the Tender Offer as described in this Offer to Purchase (including amending, extending or terminating the Tender Offer), we may reduce the maximum aggregate purchase price in the Tender Offer and correspondingly reduce the maximum aggregate number of Shares to be purchased in the Tender Offer. The Purchase Price will not be greater than $31.00 nor less than $29.00 per Share. We will publicly announce the Purchase Price promptly after we have determined it and, upon the terms and subject to the conditions of the Tender Offer (including the proration provisions), we will pay the Purchase Price in cash, without interest and subject to applicable withholding taxes, for all the Shares tendered at a price equal to or less than the Purchase Price pursuant to the Tender Offer. See Section 1.

How many Shares will FIS purchase?	Subject to the terms and conditions of the Tender Offer we will purchase, at the Purchase Price, Shares properly tendered in the Tender Offer and not properly withdrawn up to a maximum aggregate purchase price of $2,500,000,000 (or such lesser amount as we may elect to purchase, subject to applicable law). Since the Purchase Price will only be determined after the Expiration Time, the number of Shares that will be purchased will not be known until after that time. Based on an aggregate purchase price of $2,500,000,000, if the Purchase Price is determined to be $29.00 per Share, the minimum Purchase Price under the Tender Offer, the maximum number of Shares that will be purchased under the Tender Offer is 86,206,896 (representing approximately 22.74% of our outstanding common stock, and approximately 21.37% of Shares assuming exercise of all vested but unexercised options, as of June 30, 2010). Assuming that the Tender Offer is fully subscribed and based on an aggregate purchase price of $2,500,000,000, if the Purchase Price is determined to be $31.00 per Share, the maximum Purchase Price under the Tender Offer, the minimum number of Shares that will be purchased under the Tender Offer is 80,645,161 (representing approximately 21.27% of our outstanding common stock, and approximately 19.99% of Shares assuming exercise of all vested but unexercised options, as of June 30, 2010).

If we are unable to obtain financing on terms acceptable to us in our sole discretion, then, without limiting our ability to rely on any of the other terms or conditions of the Tender Offer as described in this Offer to Purchase, we may reduce the maximum aggregate purchase price in the Tender Offer and correspondingly reduce the maximum aggregate number of Shares to be purchased in the Tender Offer. See Section 1. The Tender Offer is not conditioned on any minimum number of Shares being tendered. See Section 6.

Under what circumstances will FIS reduce the maximum aggregate purchase price in the Tender Offer to less than $2,500,000,000?	The Tender Offer is being financed with a combination of new FIS debt in the form of additional term loans and long-term bonds and the amendment and refinancing of existing FIS credit facilities. If we are unable to obtain financing on terms acceptable to us in our sole discretion, then, without limiting our ability to rely on any of the terms or conditions of the Tender Offer as described in this Offer to Purchase (including amending, extending or terminating the Tender Offer), we may reduce the maximum aggregate purchase price in the Tender Offer below $2,500,000,000 and correspondingly reduce the maximum number of Shares to be purchased in the Tender Offer.

If we make any such reduction in the maximum aggregate purchase price and associated maximum aggregate number of Shares to be purchased, and the Tender Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that we first publish, send or give notice, in the manner specified in Section 15, of any such decrease, we will extend the Tender Offer until the expiration of ten business days from the date that we first publish notice of any such decrease. See Section 1.

What will happen if the number of Shares tendered in the Tender Offer would result in an aggregate purchase price of more than $2,500,000,000?	If the number of Shares that are properly tendered at or below the Purchase Price would result in an aggregate purchase price above $2,500,000,000, we will apply the proration and “odd lot” priority provisions described herein to determine which Shares will be purchased, and we may not purchase all the Shares that you tender even if you tender them at or below the Purchase Price. These provisions would also be applied if we were to reduce the maximum aggregate purchase price (and the associated maximum aggregate number of Shares to be purchased) and the purchase of all Shares properly tendered would result in an aggregate purchase price that exceeded such reduced amount.

If I own fewer than 100 Shares and I tender all of my Shares, will I be subject to proration?	If you own, beneficially or of record, fewer than 100 Shares in the aggregate, you properly tender all of these Shares at or below the Purchase Price before the Tender Offer expires, all of the conditions to the Tender Offer are satisfied or waived and you complete the section entitled “Odd Lots” in the Letter of Transmittal (and, if applicable, in the Notice of Guaranteed Delivery), we will purchase all of your Shares without subjecting them to proration. See Section 1.

How will FIS pay for the Shares?	We anticipate that we will obtain a portion of the funds necessary to purchase Shares tendered in the Tender Offer, and to pay related fees and expenses, through the incurrence of approximately $2,500,000,000 of incremental debt in the form of additional term loans and long-term bonds. In addition, FIS expects to borrow under our revolving credit facilities and/or accounts receivable facility. The Tender Offer is subject to the completion of such financing on terms acceptable to us in our sole discretion. See Section 6 and Section 8.

How long do I have to tender my Shares?	You may tender your Shares until the Tender Offer expires. The Tender Offer will expire on Tuesday, August 3, 2010, at 5:00 p.m., New York City time, unless we extend it. See Section 1. We may choose to extend the Tender Offer for any reason, subject to applicable laws. We cannot assure you that we will extend the Tender Offer or at this time indicate the length of any extension that we may provide. See Section 15.

If a broker, dealer, commercial bank, trust company or other nominee holds your Shares, it is likely that they have an earlier deadline, for administrative reasons, for you to act to instruct them to accept the Tender Offer on your behalf. We urge you to immediately contact your broker, dealer, commercial bank, trust company or other nominee to find out their deadline. See Section 3.

If you hold Shares through the 401(k) Plans, the respective trustees will also have an earlier deadline, for administrative reasons, for you to act to instruct them to tender your Shares in your 401(K) Plan account in the Tender Offer. Please refer to the plan-specific instruction forms that will be sent to you for more information. See Section 3.

If you hold vested but unexercised options and wish to exercise those options in advance of the Tender Offer in accordance with the terms of the applicable equity incentive plan and tender the Shares received upon exercise into the Tender Offer, you must exercise your unexercised options no later than 4:00 p.m., New York City time, on Monday, July 26, 2010 in order to have sufficient time for the exercise to settle and for you to tender the Shares received upon exercise in the Tender Offer. If you wish to tender Shares issuable upon the conditional exercise of vested options under an equity incentive plan currently maintained by FIS, subject to acceptance in the Tender Offer, you will have, for administrative reasons, an earlier deadline for submitting instructions for such conditional exercise and tender, which will be 4:00 p.m., New York City time, on Thursday, July 29, 2010. See Section 3.

Can the Tender Offer be extended, amended or terminated, and under what circumstances?	We can extend, amend or terminate the Tender Offer in our sole discretion, subject to applicable laws. If we extend the Tender Offer, we will delay the acceptance of any Shares that have been tendered. See Section 6 and Section 15.

How will I be notified if FIS extends the Tender Offer or amends the terms of the Tender Offer?	If the Tender Offer is extended, we will issue a press release no later than 9:00 a.m., New York City time, on the business day after the previously scheduled Expiration Time. We will announce any amendment to the Tender Offer by issuing a press release announcing the amendment. See Section 15.

What is the purpose of the Tender Offer?	FIS believes that this modified “Dutch auction” Tender Offer, together with an increase in our indebtedness, is a prudent use of FIS’ financial resources given its business profile, strategic position, cash flow, capital structure and assets and the current market price of the Shares. FIS further believes that investing in its own Shares at these prices is an attractive use of capital and an efficient and effective means to provide value to its shareholders.

The Tender Offer provides shareholders (particularly those who, because of the size of their shareholdings, might not be able to sell their Shares without potential disruption to the Share price) with an opportunity to obtain liquidity with respect to all or a portion of their Shares, without potential disruption to the Share price and the usual transaction costs associated with market sales. Furthermore, “odd lot holders” who hold Shares registered in their names and tender their Shares directly to the Depositary and whose Shares are purchased under the Tender Offer will avoid not only the payment of brokerage commissions but also any applicable “odd lot” discounts that might be payable on sales of their Shares in NYSE transactions. In addition, shareholders who wish to achieve a greater percentage of equity ownership in FIS will be able to do so by not tendering their Shares in the Tender Offer, and if FIS completes the Tender Offer, will have a greater percentage ownership in FIS and its future earnings and assets, while also bearing the attendant risks associated with owning Shares. See Section 2 and Section 10.

Are there any conditions to the Tender Offer?	Yes. The Tender Offer is subject to a number of conditions that must be satisfied or waived prior to the Expiration Time, including that:

• we shall have received the financing for funding the Tender Offer on such terms as may be acceptable to us in our sole discretion;

•    no action, suit, proceeding or application by any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, domestic, foreign or supranational, before any court, authority, agency, other tribunal or arbitrator or arbitration panel shall have been threatened, instituted or pending that directly or indirectly (1) challenges or seeks to challenge, restrain, prohibit, delay or otherwise affect the making of the Tender Offer, the acquisition by us of some or all of the Shares under the Tender Offer or otherwise relates in any manner to the Tender Offer or seeks to obtain material damages in respect of the Tender Offer or (2) could, in FIS’ reasonable judgment, materially and adversely affect the business, condition (financial or other), assets, income, operations or prospects of FIS or any of its subsidiaries, or otherwise materially impair the contemplated future conduct of the business of FIS or any of its subsidiaries;

•    no action shall have been threatened, pending or taken, no approval withheld, and no statute, rule, regulation, judgment, injunction or order (preliminary, permanent or otherwise) shall have been threatened, proposed, sought, enacted, entered, amended, promulgated, enforced or deemed to be applicable to the Tender Offer or us or any of our subsidiaries, by any court, or any authority agency or body, domestic, foreign or supranational, which, in our reasonable judgement (1) indicates that any approval or other action of any such court, agency or authority may be required in connection with the Tender Offer or the purchase of Shares thereunder, (2) makes the acceptance for payment of, or payment for, some or all of the Shares illegal or otherwise restrict or prohibit completion of the Tender Offer, (3) delays or restricts the ability of FIS, or renders FIS unable, to accept for payment or pay for some or all of the Shares or materially impairs our ability to consummate the Tender Offer, (4) materially and adversely affects the business, condition (financial or other), assets, liabilities, capitalization, shareholders’ equity, results of operations, income, operations or prospects of FIS, or any of its subsidiaries, or otherwise materially impairs the contemplated future conduct of the business of FIS or any of its subsidiaries or the value of or trading in the Shares;

•    no general suspension of trading in, or limitation on prices for, securities on any United States or European Union national securities exchange or in the over-the-counter market shall have occurred;

• no declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or European Union, whether or not mandatory, shall have occurred;

• no material change in United States or any other currency exchange rates or a suspension of, or limitation on, the markets therefor shall have occurred;

•    no commencement or escalation of war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any of its territories or any other jurisdiction in which FIS or any of its subsidiaries have an office, including but not limited to an act of terrorism, shall have occurred;

•    no limitations, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, nor any event or any disruption or adverse change in the financial or capital markets generally or the market for loan syndications in particular that in our reasonable judgment, might affect the extension of credit by banks or other lending institutions in the United States or European Union, shall have occurred;

•    no change in the general political, market, economic, financial or industry conditions in the United States or internationally that could, in our reasonable judgment, have a material adverse effect on the business, condition (financial or other), assets, liabilities, capitalization, shareholders’ equity, results of operations, income, operations or prospects of FIS or any of its subsidiaries, on the contemplated future conduct of our business, on the value of or trading in the Shares, or on our ability to consummate the Tender Offer, shall have occurred;

•    no decline in the market price for the Shares or in the Dow Jones Industrial Average, New York Stock Exchange Index, NASDAQ Composite Index or the Standard and Poor’s 500 Composite Index by a material amount (including, without limitation, an amount greater than 10%) from the close of business on July 2, 2010 shall have occurred;

•    no tender or exchange offer for any or all of our Shares (other than the Tender Offer), or any merger, acquisition, business combination, or other similar transaction with or involving us or any of our subsidiaries or affiliates, shall have been proposed, announced or made by any person or shall have been publicly disclosed, nor shall we have entered into a definitive agreement or an agreement in principle with any person with respect to a merger, acquisition, business combination, or other similar transaction;

• no change or combination of changes shall have occurred or been threatened in the business, condition (financial or other),

assets, liabilities, capitalization, shareholders’ equity, results of operations, income, operations, prospects or stock ownership of FIS or any of its subsidiaries, that in FIS’ reasonable judgment is or may reasonably be likely to be material and adverse to FIS or any of its subsidiaries or that otherwise materially impairs the contemplated future conduct of the business of FIS or any of its subsidiaries, the value of or trading in the Shares, or our ability to consummate the Tender Offer;

•    we shall not have learned that any entity, “group” (as that term is used in Section 13(d)(3) of the Exchange Act) or person (1) has acquired or proposes to acquire beneficial ownership of more than 5% of our outstanding Shares, whether through the acquisition of stock, the formation of a group, the grant of any option or right (options for and other rights to acquire Shares that are acquired or proposed to be acquired being deemed to be immediately exercisable or convertible for purposes of this clause), or otherwise (other than anyone who publicly disclosed such ownership in a filing with the SEC on or before May 17, 2010), (2) who has filed a Schedule 13D or Schedule 13G with the SEC on or before May 17, 2010 has acquired or proposes to acquire, whether through the acquisition of Shares, the formation of a group, the grant of any option or right (options for and other rights that are acquired or proposed to be acquired being deemed to be immediately exercisable or convertible for purposes of this clause), or otherwise (other than by virtue of consummation of the Tender Offer), beneficial ownership of an additional 1% or more of our outstanding Shares or (3) shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, reflecting an intent to acquire us or any of our subsidiaries or any of our or their respective assets or securities;

•    no credit ratings agency shall have downgraded or withdrawn the rating accorded FIS or publicly announced that it has under surveillance or review, with possible negative implications, its rating of FIS;

•    we shall not have reasonably determined that the completion of the Tender Offer and the purchase of the Shares may cause the Shares to be (1) held of record by fewer than 300 persons, (2) cease to be traded on or otherwise to be delisted from the NYSE or (3) eligible for deregistration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

If any of the foregoing conditions has not been met and, in FIS’ reasonable judgment, makes it inadvisable to proceed with the Tender Offer or with acceptance of Shares for payment, FIS may refuse to accept for payment or pay for Shares tendered and may terminate or amend the Tender Offer subject to applicable law. See Section 6.

In the event that the financing condition is satisfied or waived less than five business days prior to the scheduled Expiration Time, we will extend the Tender Offer to ensure that at least five business days remain in the Tender Offer following the satisfaction or waiver of the financing condition.

Following the Tender Offer, will FIS continue as a public company?	Yes. It is a condition of our obligation to purchase Shares pursuant to the Tender Offer that we do not reasonably determine that FIS’ Shares will cease to be listed on the NYSE, cease to be held of record by 300 or more persons, or stop being subject to periodic reporting requirements of the Exchange Act. See Section 12.

How do I tender my Shares?	If you want to tender all or part of your Shares, you must do one of the following before the Expiration Time or earlier as described below as required for participants in the 401(k) Plans or the ESPP, for option holders, or as your broker, dealer, commercial bank, trust company or other nominee may require:

• if your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and have the nominee tender your Shares for you;

•    if you hold certificates in your own name, complete and sign a Letter of Transmittal according to its instructions and deliver it, together with any required signature guarantees, the certificates for your Shares and any other documents required by the Letter of Transmittal, to the Depositary at its address shown on the Letter of Transmittal;

• if you are an institution participating in the Depository Trust Company, tender your Shares according to the procedure for book-entry transfer described in Section 3;

• If you want to tender your Shares, but:

• the certificates for your Shares are not immediately available or cannot be delivered to the Depositary by the required time;

• you cannot comply with the procedure for book-entry transfer by the required time; or

• your other required documents cannot be delivered to the Depositary by the required time;

you can still tender your Shares if you comply with the guaranteed delivery procedure described in Section 3.

You should contact the Information Agent, the Dealer Managers or your broker if you need assistance. The contact information for the Information Agent and the Dealer Managers is on the back cover of this Offer to Purchase. See Section 3 and the instructions to the Letter of Transmittal. See below for details if you hold Shares in 401(k) Plans or in the ESPP (as defined below), or if you hold options to acquire FIS common stock.

Please note that FIS will not purchase your Shares in the Tender Offer unless the Depositary receives the required documents prior to the expiration of the Tender Offer. If a broker, dealer, commercial bank, trust company or other nominee holds your Shares, it is likely that, for administrative reasons, they have an earlier deadline for you to act to instruct them to accept the Tender Offer on your behalf. We urge you to immediately contact your broker, dealer, commercial bank, trust company or other nominee to find out their applicable deadline.

Can I participate in the Tender Offer if I hold Shares through the 401(k) Plans?	Yes. Shares held through the 401(k) Plans may also be tendered in the Tender Offer, but the procedures and deadline for doing so differ from those applicable to Shares not held in 401(k) Plan accounts (in particular, an earlier deadline applies for administrative reasons). Participants who hold shares of FIS common stock through the 401(k) Plans will receive instruction forms which they may use to direct the trustee for the respective plan to tender eligible Shares held through their accounts in the 401(k) Plans. See Section 3.

Can I participate in the Tender Offer if I hold Shares through the Fidelity National Information Services, Inc. Employee Stock Purchase Plan?	Shares acquired in connection with participation in the Fidelity National Information Services, Inc. Employee Stock Purchase Plan (the “ESPP”) are initially registered in the name of Fidelity Investments, a broker (not affiliated with FIS). Participants who hold shares of FIS common stock through the ESPP, and have not previously transferred his or her Shares to another broker, will receive instructions from Fidelity Investments, the broker for the ESPP, with respect to tendering ESPP Shares. An ESPP participant who has transferred his or her Shares to another broker will receive instructions from his or her current broker with respect to tendering ESPP Shares. Please contact Fidelity Investments (or the current broker) and/or the Information Agent with any questions regarding tendering Shares acquired in connection with participation in the ESPP. See Section 3.

How do holders of vested stock options for Shares participate in the Tender Offer?	If you hold vested but unexercised options to acquire shares of FIS common stock under an equity incentive plan currently maintained by FIS, you may:

•    exercise such options in accordance with the terms of the applicable equity incentive plans (which exercise cannot be revoked) and tender the Shares received upon such exercise in accordance with this Tender Offer; or

•    with limited exceptions, conditionally exercise nonqualified options to purchase Shares and tender the remaining underlying Shares, subject to acceptance in the Tender Offer, by following the special instructions and procedures for option holders described in Section 3. See Section 3.

As of June 30, 2010, there were 24,278,448 Shares underlying vested but unexercised options.

Once I have tendered Shares in the Tender Offer, can I withdraw my tender?	Yes. You may withdraw any Shares you have tendered at any time before the Expiration Time. In addition, if we have not accepted for payment the Shares you have tendered to us, you may also withdraw your tendered Shares after 12:00 Midnight, New York City time, on Tuesday, August 31, 2010, the fortieth business day following July 6, 2010. See Section 4.

The deadline for withdrawal of Shares held through the 401(k) Plans may be found in the separate materials sent to 401(k) Plan participants. See Section 3.

Conditional exercises of options to purchase Shares and tender the remaining underlying Shares, subject to acceptance in the Tender Offer, may be withdrawn in accordance with the procedures set forth in the Instructions for Tender through Conditional Exercise of Options sent separately to each option holder. See Section 4.

How do I withdraw Shares I previously tendered?	To properly withdraw tendered Shares, you must deliver, on a timely basis, a written or facsimile notice of your withdrawal to the Depositary at the address appearing on the back cover page of this Offer to Purchase, while you still have the right to withdraw the Shares. Your notice of withdrawal must specify your name, the number of Shares to be withdrawn and the name of the registered holder of these Shares. Some additional requirements apply if the share certificates to be withdrawn have been delivered to the Depositary or if your Shares have been tendered under the procedure for book-entry transfer set forth in Section 3. If you have tendered your Shares by giving instructions to a bank, broker, banker, trust company or other nominee, you must instruct that person to arrange for withdrawal of your Shares. See Section 4.

Individuals who hold Shares through the 401(k) Plans or who hold options who wish to withdraw their tenders must follow the instructions found in the materials sent to them separately. See Section 3 and Section 4.

Will FIS’ preliminary results of operations for the quarter ending June 30, 2010 be publicly available before the expiration of the Tender Offer?	We currently expect to publicly issue our earnings release for the quarterly period ending June 30, 2010. However, we expect that our Quarterly Report on Form 10-Q for such quarterly period will not be filed until after the expiration of the Tender Offer.

Has FIS or its Board of Directors adopted a position on the Tender Offer?	No. Our Board of Directors has approved the Tender Offer. However, neither we, our Board of Directors, the Dealer Mangers, the Information Agent nor the Depositary have made or are making any recommendation to you as to whether you should tender or refrain from tendering your Shares or as to the price at which you may choose to tender your Shares. You must make your own decisions as to whether to tender your Shares and, if so, how many Shares to tender and the price at which you choose to tender your Shares. In doing so, you should read carefully the information in, or incorporated by reference in, this Offer to Purchase and in the Letter of Transmittal, including the purposes and effects of the tender offer. See Section 2 and Section 12. You are urged to consult your own financial, legal, tax and other advisors.

The directors and executive officers of FIS are entitled to participate in the Tender Offer on the same basis as all other shareholders, and certain of our directors and executive officers have advised us that they may tender Shares in the Tender Offer, including through the conditional exercise of vested stock options to purchase Shares and tender of the remaining underlying Shares, subject to acceptance in the Tender Offer. See Section 11 for the current beneficial ownership of our directors and executive officers. The equity ownership of our directors and executive officers who do not tender their Shares in the Tender Offer will proportionally increase as a percentage of our outstanding common stock following the consummation of the Tender Offer, and could also proportionally increase to a greater or lesser extent if such persons were to tender some but not all of their Shares. In the event that one or more of our directors or executive officers tenders Shares in the Tender Offer and such Shares are purchased pursuant to the Tender Offer, such person’s proportional holdings of Shares as a percentage of our outstanding common stock will change to a greater or lesser extent, depending upon whether more or less Shares are purchased pursuant to the Tender Offer. See Section 11.

If I decide not to tender, how will the Tender Offer affect my Shares?	If the Tender Offer is completed, to the extent shareholders choose not to tender their Shares, those shareholders will own a greater percentage interest in our outstanding common stock following the Tender Offer.

When will FIS pay for the Shares I tender?	We will pay the Purchase Price, net to you in cash, without interest and less any applicable withholding taxes, for the Shares we purchase as promptly as practicable after the Expiration Time. We will announce the preliminary results of the Tender Offer, including any prorations, as promptly as practicable after the Expiration Time. However, if proration is required, we do not expect to announce the final results of the proration or to begin paying for tendered Shares until at least five business days after the Expiration Time. We will pay for the Shares accepted for purchase by depositing the aggregate purchase price with the Depositary promptly after the expiration of the Tender Offer. The Depositary will act as your agent and will transmit to you the payment for all of your Shares accepted for payment pursuant to the Tender Offer. See Section 5.

Will I have to pay brokerage commissions if I tender my Shares?	If you are a registered shareholder and you tender your Shares directly to the Depositary, you will not incur any brokerage fees or commissions. If you hold Shares through a broker, bank, dealer, trust company or other nominee and that person tenders Shares on your behalf, that person may charge you a fee for doing so. We urge you to consult your broker, bank, dealer, trust company or other nominee to determine whether any such charges or other transaction costs will apply. See Section 3.

What are the U.S. federal income tax consequences if I tender my Shares?	Generally, if you are a U.S. Holder (as defined in Section 14 hereof), you will be subject to U.S. federal income taxation when you receive cash from us in exchange for the Shares you tender. The receipt of cash for your tendered Shares generally will be treated for U.S. federal income tax purposes either as (1) consideration received in respect of a sale or exchange of the tendered Shares eligible for capital gain or loss treatment or (2) a distribution from us in respect of our stock. You should consult your tax advisor as to the particular consequences to you of participation in the Tender Offer. See Section 14.

Will I have to pay any stock transfer tax if I tender my Shares?	If you instruct the Depositary in the Letter of Transmittal to make the payment for the tendered Shares to the registered holder, you will not incur any domestic stock transfer tax. See Section 5.

Whom can I contact if I have questions?	The Information Agent and the Dealer Managers can help answer your questions. The Information Agent is Georgeson Inc. The Dealer Managers are Goldman, Sachs & Co., J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated. Their contact information is set forth on the back cover page of this Offer to Purchase. You may request additional copies of this Offer to Purchase, the Letter of Transmittal and other Tender Offer documents from the Information Agent at the telephone number and address on the back cover. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Tender Offer.

FORWARD-LOOKING STATEMENTS

This Offer to Purchase, the documents incorporated by reference and other written reports and oral statements made from time to time by Fidelity National Information Services, Inc. contain “forward-looking statements” regarding future events and our future results that involve a number of risks and uncertainties. Forward-looking statements are based on management’s beliefs, as well as assumptions made by, and information currently available to, management and can generally be identified by the use of expressions such as “may,” “will,” “should,” “could,” “would,” “likely,” “predict,” “potential,” “continue,” “future,” “estimate,” “believe,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” and other similar words or phrases, as well as statements in the future tense; however, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to beliefs, expectations, projections or other characterizations of future events or circumstances and other statements that are not historical facts are forward-looking statements.

Actual results, performance or achievement could differ materially from those contained in these forward-looking statements for a variety of reasons, risks, and uncertainties, including, without limitation, those discussed elsewhere in this Offer to Purchase, the documents incorporated by reference and in our other reports filed with the SEC (including the Company’s Form 10-K for the fiscal year ended December 31, 2009 and the Company’s Quarterly Report on Form 10-Q for the three month period ended March 31, 2010). The risks and uncertainties that forward-looking statements are subject to and which could cause actual results or events to differ materially from those implicit in our forward-looking statements include, without limitation, the following:

•	our ability to complete the Tender Offer;

•	our ability to obtain the financing necessary for funding the Tender Offer and the terms and conditions of such financing;

•	the price at which we purchase Shares pursuant to the Tender Offer and the number of Shares we are able to purchase pursuant to the Tender Offer;

•	changes in general economic, business and political conditions, including the possibility of intensified international hostilities, acts of terrorism, and changes in conditions of United States or international lending, capital and financial markets;

•	the effect of legislative initiatives or proposals, statutory changes, governmental or other applicable regulations and/or changes in industry requirements, including privacy regulations;

•	the effects of our substantial leverage which may limit the funds available to make acquisitions and invest in our business;

•	the risks of reduction in revenue from the elimination of existing and potential customers due to consolidation in the banking, retail and financial services industries or due to financial failures or other setbacks suffered by firms in those industries;

•	changes in the growth rates of the markets for core processing, card issuer, and transaction processing services;

•	failures to adapt our services and products to changes in technology or in the marketplace;

•	internal or external security breaches of our systems, including those relating to the theft of personal information and computer viruses affecting our software;

•	the failure to achieve some or all of the benefits that we expect to achieve from our acquisition of Metavante Technologies, Inc. (“Metavante” and the “Metavante Acquisition”), including the possibility that the Metavante Acquisition may not be accretive to our earnings due to undisclosed liabilities, management or integration issues, loss of customers, the inability to achieve targeted cost savings, or other factors;

•	our potential inability to find suitable acquisition candidates or finance such acquisitions, which depends upon the availability of adequate cash reserves from operations or of acceptable financing terms and the variability of our stock price, or difficulties in integrating past and future acquired technology or businesses’ operations, services, clients and personnel;

•	competitive pressures on product pricing and services; and

•	other risks detailed in “Statement Regarding Forward-Looking Information,” “Risk Factors” and other sections of the Company’s Form 10-K for the fiscal year ended December 31, 2009, the Company’s Quarterly Report on Form 10-Q for the three month period ended March 31, 2010 and other filings with the SEC.

Other unknown or unpredictable factors also could have a material adverse effect on our business, financial condition, results of operations and prospects. Accordingly, readers should not place undue reliance on these forward-looking statements and all forward-looking statements are expressly qualified in their entirety by such risks.

Forward-looking statements are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. Except as required by applicable law or regulation, we do not undertake (and expressly disclaim) any obligation and do not intend to publicly update or review any of these forward-looking statements, whether as a result of new information, future events or otherwise. You should carefully consider the possibility that actual results may differ materially from our forward-looking statements.

Please carefully review and consider the various disclosures made in this Offer to Purchase and in our other reports filed with the SEC, including with respect to the risks and factors that may affect our business, results of operations, financial condition or prospects.

INTRODUCTION

To the Holders of Common Stock of Fidelity National Information Services, Inc.:

We invite our shareholders to tender shares of our common stock, par value $.01 per share, for purchase by us. Upon the terms and subject to the conditions set forth in this Offer to Purchase and in the Letter of Transmittal, we are offering to purchase up to 86,206,896 Shares (or such lesser amount as we may elect to purchase, subject to applicable law) at a price not greater than $31.00 nor less than $29.00 per Share, net to the seller in cash, without interest and subject to applicable withholding taxes.

The purchase price will be the lowest Purchase Price of not more than $31.00 nor less than $29.00 per Share that will allow us to purchase the maximum number of Shares properly tendered in the Tender Offer and not properly withdrawn having an aggregate purchase price not exceeding $2,500,000,000. We will acquire all Shares that we purchase in the Tender Offer at the same purchase price regardless of whether the shareholder tendered at a lower price and we will only purchase Shares tendered at prices equal to or below the Purchase Price. However, because of the proration and “odd lot” priority provisions described in this Offer to Purchase, we may not purchase all of the Shares tendered at or below the Purchase Price if more than the number of Shares we seek are properly tendered and not properly withdrawn. We will return tendered Shares that we do not purchase to the tendering shareholders at our expense as promptly as practicable after the expiration of the Tender Offer. See Section 1.

We reserve the right to purchase more than 86,206,896 Shares pursuant to the Tender Offer, subject to certain limitations and legal requirements. If we are unable to obtain financing on terms acceptable to us in our sole discretion, then, without limiting our ability to rely on any of the terms or conditions of the Tender Offer as described in this Offer to Purchase (including amending, extending or terminating the Tender Offer), we may reduce the maximum aggregate purchase price in the Tender Offer and correspondingly reduce the maximum aggregate number of Shares to be purchased in the Tender Offer. See Section 1.

The Tender Offer will expire at 5:00 p.m., New York City time, on Tuesday, August 3, 2010, unless extended. We may, in our sole discretion, extend the period of time in which the Tender Offer will remain open.

Shareholders must complete the section of the Letter of Transmittal relating to the price at which they are tendering Shares in order to properly tender Shares.

We will pay the Purchase Price, net to the tendering shareholders in cash, without interest and subject to applicable withholding taxes, for all Shares that we purchase. Tendering shareholders whose Shares are registered in their own names and who tender directly to Computershare Trust Company, N.A., the Depositary in the Tender Offer, will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 9 to the Letter of Transmittal, stock transfer taxes on the purchase of Shares by us under the Tender Offer. If you own your Shares through a bank, broker, dealer, trust company or other nominee and that person tenders your Shares on your behalf, that person may charge you a fee for doing so. You should consult your bank, broker, dealer, trust company or other nominee to determine whether any charges will apply.

The Tender Offer is not conditioned upon any minimum number of Shares being tendered. The Tender Offer is, however, subject to a number of other conditions, including the completion of financing to fund the Tender Offer. See Section 6.

OUR BOARD OF DIRECTORS HAS APPROVED THE TENDER OFFER. HOWEVER, NEITHER WE, OUR BOARD OF DIRECTORS, THE DEALER MANAGERS, THE DEPOSITARY NOR THE INFORMATION AGENT HAVE MADE OR ARE MAKING ANY RECOMMENDATION TO YOU AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES OR AS TO THE PRICE AT WHICH YOU MAY CHOOSE TO TENDER YOUR SHARES.

YOU MUST MAKE YOUR OWN DECISIONS AS TO WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE AT WHICH TO TENDER YOUR SHARES. IN DOING SO, YOU SHOULD READ CAREFULLY THE INFORMATION IN, OR INCORPORATED BY REFERENCE IN, THIS OFFER TO PURCHASE AND IN THE LETTER OF TRANSMITTAL, INCLUDING THE PURPOSES AND EFFECTS OF THE TENDER OFFER. SEE SECTION 2 AND SECTION 12. YOU ARE URGED TO CONSULT YOUR OWN FINANCIAL, LEGAL, TAX AND OTHER ADVISORS. SEE SECTION 2.

The directors and executive officers of FIS are entitled to participate in the Tender Offer on the same basis as all other shareholders and certain of our directors and executive officers have advised us that they may tender Shares in the Tender Offer, including through the conditional exercise of vested stock options to purchase Shares and tender of the remaining underlying Shares, subject to acceptance in the Tender Offer. See Section 11 for the current beneficial ownership of each of our directors or executive officers. The equity ownership of our directors and executive officers who do not tender their Shares in the Tender Offer will proportionally increase as a percentage of our outstanding common stock following the consummation of the Tender Offer and could also proportionally increase to a greater or lesser extent if such persons were to tender some but not all of their Shares. In the event that one or more of our directors and executive officers tenders Shares in the Tender Offer and such Shares are purchased pursuant to the Tender Offer, such person’s proportional holdings of Shares as a percentage of our outstanding common stock will change to a greater or lesser extent, depending upon whether more or less Shares are purchased pursuant to the Tender Offer.

If the number of Shares properly tendered at or below the Purchase Price and not properly withdrawn prior to the Expiration Time would result in an aggregate purchase price of more than $2,500,000,000 (or such lesser amount as we may elect to purchase, subject to applicable law), we will purchase Shares:

•	first, from all holders of “odd lots” of less than 100 Shares who properly tender all their Shares at or below the Purchase Price and do not properly withdraw them before the Expiration Time; and

•	second, on a pro rata basis from all other shareholders who properly tender Shares at or below the Purchase Price (including those shareholders who hold their Shares through the 401(k) Plans and any option holders electing to conditionally exercise their options to purchase Shares and tender the remaining underlying Shares, subject to acceptance in the Tender Offer, as described in Section 3), with appropriate adjustments to avoid the purchase of fractional Shares, until we have purchased Shares resulting in an aggregate purchase price of $2,500,000,000 (or such lesser amount as we may elect to purchase, subject to applicable law).

Because of the proration and “odd lot” priority provisions described above, we may not purchase all of the Shares tendered pursuant to the Tender Offer even if the Shares are tendered at or below the Purchase Price and all of the conditions to the Tender Offer are satisfied or waived. See Section 1 and Section 5, respectively, for additional information concerning priority and proration procedures.

Any tendering shareholder or other payee who is a U.S. Holder and who fails to complete, sign and return to the Depositary the Form W-9 included with the Letter of Transmittal (or such other Internal Revenue Service form as may be applicable) may be subject to U.S. federal income tax backup withholding of 28% of the gross proceeds paid to the U.S. Holder (as defined in Section 14) or other payee pursuant to the Tender Offer, unless such holder establishes that such holder is within the class of persons that is exempt from backup withholding. Any tendering shareholder or other payee who is a Non-U.S. Holder will be subject to withholding of federal income tax at a rate of 30%, unless a reduced rate of withholding is applicable pursuant to an income tax treaty or an exemption from withholding is applicable. A Non-U.S. Holder may be eligible to file for a refund of such tax or a portion of such tax in certain circumstances. See Section 3. Also, see Section 14 regarding material U.S. federal income tax consequences of the Tender Offer.

Participants in the 401(k) Plans may not use the Letter of Transmittal to direct the tender of their Shares held in the respective plan but instead must follow the separate instructions related to those Shares set forth in each of the “Letter to Participants in the Fidelity National Information Services, Inc. 401(k) Profit Sharing Plan,” the “Letter to Participants in the Metavante Retirement Program” and the “Letter to Participants in the NYCE Corporation Employee’s Tax Deferred Savings Plan” that have been or will be sent to respective participants in each of the 401(k) Plans along with this Offer to Purchase and a direction form. If Computershare Trust Company, N.A. (the “tabulator”) for the 401(k) Plans has not received a participant’s instructions by no later than 4:00 p.m., New York City time, on Thursday, July 29, 2010, the applicable trustee will not tender any Shares held on behalf of that participant in that 401(k) Plan.

Shares acquired in connection with participation in the ESPP are initially registered in the name of Fidelity Investments, a broker (not affiliated with FIS), and, if an ESPP participant has not previously transferred his or her Shares from Fidelity Investments, the instructions applicable to brokers and other nominees should be followed. If an ESPP participant has previously transferred his or her Shares originally acquired through the ESPP to another broker, the participant should follow the instructions applicable to brokers and other nominees with respect to the broker currently holding the Shares originally acquired through the ESPP. Please contact Fidelity Investments and/or the Information Agent with any questions regarding tendering Shares acquired in the ESPP (or such other broker).

Unexercised options to acquire shares of FIS common stock cannot be tendered in the Tender Offer. Holders of vested but unexercised options under an equity incentive plan currently maintained by FIS may:

•	exercise such options in accordance with the terms of the applicable equity incentive plans (which exercise cannot be revoked) and tender the Shares received upon such exercise in accordance with this Tender Offer; or

•	conditionally exercise nonqualified options to purchase Shares and tender the remaining underlying Shares, subject to acceptance in the Tender Offer.

Holders of options who wish to conditionally exercise their options to purchase Shares and tender the remaining underlying Shares, subject to acceptance in the Tender Offer, may not use the Letter of Transmittal, but instead must complete and deliver to us the “Option Election Form” in accordance with the “Instructions for Tender Through Conditional Exercise of Options” included with this Offer to Purchase. Instructions regarding the conditional exercise of options to purchase Shares and tender of the remaining underlying Shares, subject to acceptance in the Tender Offer, must be received by FIS no later than 4:00 p.m., New York City time on Thursday, July 29, 2010. See Section 3 for separate instructions and an explanation of procedures relating to exercising options.

As of June 30, 2010, we had issued and outstanding 379,147,170 shares of common stock and 24,278,448 Shares underlying vested but unexercised options. The maximum of 86,206,896 shares of common stock that we are offering to purchase pursuant to the Tender Offer (without giving effect to any lesser amount as FIS may elect to purchase, subject to applicable law) represents approximately 22.74% of the shares of common stock outstanding, and approximately 21.37% of Shares assuming exercise of all vested but unexercised options, as of that date, and, assuming the Tender Offer is fully subscribed, the minimum of 80,645,161 shares of common stock that we are offering to purchase represents approximately 21.27% of the Shares of common stock outstanding, and approximately 19.99% of Shares assuming exercise of all vested but unexercised options, as of that date. The shares of common stock are listed on the NYSE under the ticker symbol “FIS”. We urge shareholders to obtain current market quotations for the Shares before deciding whether, and at what price, to tender their Shares or conditionally exercise their options. See Section 7.

References in this Offer to Purchase to “dollars” and “$” are to the lawful currency of the United States of America, unless otherwise indicated or the context suggests otherwise.

THE TENDER OFFER

1.	Number of Shares; Purchase Price; Proration.

General. Promptly following the Expiration Time, upon the terms and subject to the conditions of the Tender Offer, FIS will purchase the maximum number of Shares properly tendered and not properly withdrawn in accordance with Section 4 before the scheduled Expiration Time of the Tender Offer, at a Purchase Price determined by FIS not greater than $31.00 nor less than $29.00 per Share, net to the seller in cash, without interest and subject to applicable withholding taxes, that will enable FIS to purchase the maximum number of tendered Shares having an aggregate purchase price of not more than $2,500,000,000.

Since the Purchase Price will only be determined after the Expiration Time, the number of Shares that will be purchased will not be known until after that time. Based on an aggregate purchase price of $2,500,000,000, if the Purchase Price is determined to be $29.00 per Share, the minimum Purchase Price under the Tender Offer, the maximum number of Shares that will be purchased under the Tender Offer is 86,206,896 (representing approximately 22.74% of our outstanding common stock, and approximately 21.37% of shares assuming exercise of all vested but unexercised options, as of June 30, 2010), assuming an aggregate purchase price of $2,500,000,000. Assuming that the Tender Offer is fully subscribed and based on an aggregate purchase price of $2,500,000,000, if the Purchase Price is determined to be $31.00 per Share, the maximum Purchase Price under the Tender Offer, the minimum number of Shares that will be purchased under the Tender Offer is 80,645,161 (representing approximately 21.27% of our outstanding common stock, and approximately 19.99% of shares assuming exercise of all vested but unexercised options, as of June 30, 2010). The Tender Offer is not conditioned on any minimum number of Shares being tendered. See Section 6.

If we are unable to obtain financing on terms acceptable to us in our sole discretion, then, without limiting our ability to rely on any of the terms or conditions of the Tender Offer as described in this Offer to Purchase (including amending, extending or terminating the Tender Offer), we may reduce the maximum aggregate purchase price in the Tender Offer below $2,500,000,000 and correspondingly reduce the maximum aggregate number of Shares to be purchased in the Tender Offer. As noted below, if we make any such reduction in the aggregate purchase price and associated aggregate number of Shares to be purchased and the Tender Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that we first publish, send or give notice, in the manner specified in Section 15, of any such reduction, we will extend the Tender Offer until the expiration of ten business days from the date that we first publish notice of any such reduction.

In accordance with Instruction 5 of the Letter of Transmittal, shareholders desiring to tender Shares must specify the price, not greater than $31.00 nor less than $29.00 per Share, at which they are willing to sell their Shares to FIS under the Tender Offer. Alternatively, shareholders desiring to tender Shares can choose not to specify a price and, instead, specify that they will sell their Shares at the Purchase Price that FIS ultimately pays for Shares properly tendered and not properly withdrawn in the Tender Offer, which could result in the tendering shareholder receiving a price per Share as low as $29.00 or as high as $31.00. If tendering shareholders wish to maximize the chance that FIS will purchase their Shares, they should check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined Pursuant to the Tender Offer.” Note that this election could increase the chance of the tendered Shares being purchased at the minimum price of $29.00 per Share.

To tender Shares properly, shareholders must specify one and only one price box in the appropriate section in each Letter of Transmittal. If you specify more than one price or if you fail to check any price at all you will not have validly tendered your Shares. See Section 3.

As promptly as practicable following the Expiration Time, FIS will, in its sole discretion, upon the terms and subject to the conditions of this Tender Offer, determine the Purchase Price. FIS will publicly announce the Purchase Price and all shareholders who have properly tendered and not properly withdrawn their Shares at prices equal to or less than the Purchase Price will receive the Purchase Price, payable in cash, without interest, but subject to applicable withholding taxes, for all Shares purchased upon the terms and subject to the conditions of the Tender Offer, including the provisions relating to proration and “odd lot” priority described below.

The Purchase Price will be denominated in United States dollars, and all payments to shareholders under the Tender Offer will be made in United States dollars.

FIS will not purchase Shares tendered at prices greater than the Purchase Price and Shares that it does not accept in the Tender Offer because of proration provisions. FIS will return to the tendering shareholders Shares that it does not purchase in the Tender Offer at FIS’ expense as promptly as practicable after the Expiration Time. By following the instructions to the Letter of Transmittal, shareholders can specify one minimum price for a specified portion of their Shares and a different minimum price for other specified Shares, but shareholders must submit a separate Letter of Transmittal for Shares tendered at each price. Shareholders also can specify the order in which FIS will purchase the specified portions in the event that, as a result of the proration provisions or otherwise, FIS purchases some but not all of the tendered Shares pursuant to the Tender Offer.

If the number of Shares properly tendered at or below the Purchase Price and not properly withdrawn prior to the Expiration Time is fewer than or equal to the maximum number of Shares which would result in an aggregate purchase price of $2,500,000,000 based on the Purchase Price, or such lesser number of Shares as FIS may elect to purchase, subject to applicable law, FIS will, upon the terms and subject to the conditions of the Tender Offer, purchase all such Shares.

The Expiration Time for the Tender Offer will be 5:00 p.m., New York City time, on Tuesday, August 3, 2010, unless and until FIS, in its sole discretion, shall have extended the period of time during which the Tender Offer will remain open, in which event the term “Expiration Time” shall refer to the latest time and date at which the Tender Offer, as so extended by FIS, shall expire. See Section 15 for a description of FIS’ right to extend, delay, terminate or amend the Tender Offer. In the event of an over-subscription of the Tender Offer as described below, Shares tendered at or below the Purchase Price will be subject to proration, except for odd lots. The proration period and, except as described herein, withdrawal rights each, expire at the Expiration Time.

If we:

•	increase the maximum price to be paid for Shares above $31.00 per Share or decrease the minimum price to be paid for Shares below $29.00 per Share or otherwise change the price range at which we are offering to purchase Shares in the Tender Offer;

•	increase the maximum number of Shares being sought in the Tender Offer; or

•	decrease the minimum number of Shares being sought; and

the Tender Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that we first publish, send or give notice, in the manner specified in Section 15, of any such increase or decrease, we will extend the Tender Offer until the expiration of ten business days from the date that we first publish notice of any such increase or decrease. For the purposes of the Tender Offer, a “business day” means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time on any such day.

More generally, if we materially change the terms of the Tender Offer or the information concerning the Tender Offer, or if we waive a material condition of the Tender Offer, we will extend the Tender Offer to the extent required by Rules 13e-4(d)(2), 13e-4(e)(3) and 13e-4(f)(1) promulgated under the Exchange Act.

These rules and certain related releases and interpretations of the SEC provide that the minimum period during which a Tender Offer must remain open following material changes in the terms of the Tender Offer or information concerning the Tender Offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information.

The tender offer is not conditioned on any minimum number of shares being tendered. The tender offer is, however, subject to other conditions, including the completion of the financing to fund the tender offer. See Section 6.

Priority of Purchases. Upon the terms and subject to the conditions of the Tender Offer, if the number of Shares properly tendered at or below the Purchase Price and not properly withdrawn prior to the Expiration Time would result in an aggregate purchase price of more than $2,500,000,000, or such lesser number of Shares as FIS may elect to purchase, subject to applicable law, FIS will purchase properly tendered Shares on the basis set forth below:

•	First, we will purchase all Shares tendered by all holders of “odd lots” of less than 100 Shares who:

•	properly tender all Shares owned beneficially or of record at a price at or below the Purchase Price and do not properly withdraw them before the Expiration Time (partial tenders will not qualify for this preference); and

•	complete the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery; and

•	Second, we will purchase all other Shares tendered at prices equal to or below the Purchase Price on a pro rata basis (including those shareholders who hold their Shares through the 401(k) Plans and any option holders electing to conditionally exercise their options as described in Section 3) with appropriate adjustments to avoid purchases of fractional Shares, as described below, until we have purchased Shares resulting in an aggregate purchase price of $2,500,000,000 (or such lesser number of Shares as we may elect to purchase, subject to applicable law).

As a result of the foregoing priorities applicable to the purchase of Shares tendered, FIS may not purchase all of the Shares that a shareholder tenders in the Tender Offer even if they are tendered at prices at or below the Purchase Price.

Odd Lots. For purposes of the Tender Offer, the term “odd lots” means all Shares properly tendered prior to the Expiration Time at prices at or below the Purchase Price and not properly withdrawn by any person, referred to as an “odd lot holder,” who owns beneficially or of record an aggregate of fewer than 100 Shares and so certifies in the appropriate place on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. To qualify for this preference, an “odd lot holder” must tender all Shares owned beneficially or of record by the “odd lot holder” in accordance with the procedures described in Section 3. As set forth above, FIS will accept “odd lots” for payment before proration, if any, of the purchase of other tendered Shares. This preference is not available to partial tenders or to beneficial or record holders of an aggregate of 100 or more Shares, even if these holders have separate accounts or share certificates representing fewer than 100 Shares. By accepting the Tender Offer, an “odd lot holder” who holds Shares in its name and tenders its Shares directly to the Depositary would not only avoid the payment of brokerage commissions, but also would avoid any applicable “odd lot” discounts in a sale of the “odd lot holder’s” Shares on the NYSE. Any “odd lot holder” wishing to tender all of its Shares pursuant to the Tender Offer should complete the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

Proration. If proration of tendered Shares is required, FIS will determine the proration factor as soon as practicable following the Expiration Time. Subject to adjustment to avoid the purchase of fractional Shares and subject to proration for each shareholder that tenders Shares (other than “odd lot holders”) will be based on the ratio of the total number of Shares that we accept for purchase (excluding “odd lots”) to the total number of Shares properly tendered (and not properly withdrawn) at or below the Purchase Price by all shareholders (other than “odd lot” holders). Because of the difficulty in determining the number of Shares properly tendered, including Shares tendered by guaranteed delivery procedures, as described in Section 3, and not properly withdrawn, and because of the “odd lot” procedure, FIS does not expect that it will be able to announce the final proration factor or commence payment for any Shares purchased under the Tender Offer until at least five business days after the Expiration Time. The preliminary results of any proration will be announced by press release as promptly as practicable after the Expiration Time. Shareholders may obtain preliminary proration information from the Information Agent and may be able to obtain this information from their brokers.

As described in Section 14, the number of Shares that FIS will purchase from a shareholder under the Tender Offer may affect the U.S. federal income tax consequences to that shareholder and, therefore, may be relevant to that shareholder’s decision whether or not to tender Shares.

We will mail this Offer to Purchase and the Letter of Transmittal to record holders of Shares and we will furnish this Offer to Purchase to brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on FIS’ shareholder list or, if applicable, that are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Purpose of the Tender Offer.

FIS believes that this modified “Dutch auction” Tender Offer, together with an increase in our indebtedness, is a prudent use of FIS’ financial resources given its business profile, strategic position, cash flow, capital structure and assets and the current market price of the Shares. FIS further believes that investing in its own Shares at these prices is an attractive use of capital and an effective and efficient means to provide value to its shareholders. The Tender Offer provides shareholders (particularly those who, because of the size of their shareholdings, might not be able to sell their Shares without potential disruption to the Share price) with an opportunity to obtain liquidity with respect to all or a portion of their Shares, without potential disruption to the Share price and the usual transaction costs associated with market sales. Furthermore, “odd lot holders” who hold Shares registered in their names and tender their Shares directly to the Depositary and whose Shares are purchased under the Tender Offer will avoid not only the payment of brokerage commissions but also any applicable “odd lot” discounts that might be payable on sales of their Shares in NYSE transactions.

Shareholders who do not tender their Shares pursuant to the Tender Offer and shareholders who otherwise retain an equity interest in FIS as a result of a partial tender of Shares or proration will continue to be owners of FIS and will realize a proportionate increase in their relative equity interest in FIS immediately following consummation of the Tender Offer and thus in FIS’ future earnings, but will bear the attendant risks and rewards associated with owning the equity securities of FIS, including risks associated with our higher leverage which is required to be incurred to finance the Tender Offer. Shareholders may be able to sell non-tendered Shares in the future at a net price significantly higher or lower than the Purchase Price pursuant to the Tender Offer. We can give no assurance as to the price at which a shareholder may be able to sell its Shares in the future. See Section 12 for discussion of additional effects of the Tender Offer.

The Tender Offer will reduce our “public float” (the number of Shares owned by non-affiliated shareholders and available for trading in the securities markets), and is likely to reduce the number of our shareholders.

Based on the published guidelines of the NYSE and the conditions of the Tender Offer, we believe that our purchase of up to 86,206,896 Shares pursuant to the Tender Offer will not result in delisting of the remaining Shares on the NYSE. The Shares are registered under the Exchange Act, which requires, among other things, that we furnish certain information to our shareholders and the SEC and comply with the SEC’s proxy rules in connection with meetings of our shareholders. We believe that our purchase of Shares pursuant to the Tender Offer will not result in the Shares becoming eligible for termination of registration under the Exchange Act. The Tender Offer is conditioned upon, among other things, our having determined that the consummation of the Tender Offer will not cause the Shares to be delisted from the NYSE or to be eligible for deregistration under the Exchange Act. See Section 6.

The accounting for the purchase of Shares pursuant to the Tender Offer will result in a reduction of our shareholders’ equity in an amount equal to the aggregate purchase price of the Shares we purchase and a corresponding reduction in total cash and investments.

The impact of the Tender Offer on FIS’ earnings per Share will depend upon, among other things, the amount and terms and conditions of the additional indebtedness that we expect to incur under bank credit facilities and/or through the issuance of new debt securities to fund the purchase of Shares in the Tender Offer and any indebtedness we may incur to refinance that indebtedness following the Tender Offer. See Section 9 and Section 10.

After the completion of the Tender Offer, FIS expects to have sufficient cash flow and access to funding to meet its cash needs for normal operations, anticipated capital expenditures and acquisition opportunities that may arise. However, FIS’ indebtedness and leverage could be further increased if additional debt financing is required to fund operations, capital expenditures and acquisition opportunities following the completion of the Tender Offer. See Section 8.

OUR BOARD OF DIRECTORS HAS APPROVED THE TENDER OFFER.  HOWEVER, NEITHER WE, OUR BOARD OF DIRECTORS, THE DEALER MANAGERS, THE DEPOSITARY NOR THE INFORMATION AGENT HAVE MADE OR ARE MAKING ANY RECOMMENDATION TO YOU AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES OR AS TO THE PRICE AT WHICH YOU MAY CHOOSE TO TENDER YOUR SHARES. YOU MUST MAKE YOUR OWN DECISIONS AS TO WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE AT WHICH TO TENDER YOUR SHARES. IN DOING SO, YOU SHOULD READ CAREFULLY THE INFORMATION IN, OR INCORPORATED BY REFERENCE IN, THIS OFFER TO PURCHASE AND IN THE LETTER OF TRANSMITTAL, INCLUDING THE PURPOSES AND EFFECTS OF THE TENDER OFFER. SEE SECTION 2 AND SECTION 12. YOU ARE URGED TO CONSULT YOUR OWN FINANCIAL, LEGAL, TAX AND OTHER ADVISORS.

The directors and executive officers of FIS are entitled to participate in the Tender Offer on the same basis as all other shareholders and certain of our directors and executive officers have advised us that they may tender Shares in the Tender Offer, including through the conditional exercise of vested stock options to purchase Shares and tender of the remaining underlying Shares, subject to acceptance in the Tender Offer. See Section 11 for the current beneficial ownership of each of our directors and executive officers. The equity ownership of our directors and executive officers who do not tender their Shares in the Tender Offer will proportionally increase as a percentage of our outstanding common stock following the consummation of the Tender Offer and could also proportionally increase to a greater or lesser extent if they were to tender some but not all of their Shares. In the event that one or more of our directors or executive officers tenders Shares in the Tender Offer and such Shares are purchased pursuant to the Tender Offer, such person’s proportional holdings of Shares as a percentage of our outstanding common stock will change to a greater or lesser extent, depending upon whether more or less Shares are purchased pursuant to the Tender Offer.

The repurchase of shares of common stock pursuant to the Tender Offer is in addition to the three-year Share repurchase program authorized by our Board of Directors in February 2010, pursuant to which FIS is authorized to repurchase up to an additional 15.0 million outstanding shares of common stock, at prevailing market prices or in privately negotiated transactions through January 31, 2013. As of June 30, 2010, 13.6 million Shares remain available for repurchase under this stock repurchase authorization. Whether or not we may make such repurchases or any additional repurchases will depend on many factors, including, without limitation, the number of Shares, if any, that we purchase in this Tender Offer, whether or not, in FIS’ judgment, such future repurchases would be accretive to earnings per Share, FIS’ business and financial performance and situation, the business and market conditions at the time, including the price of the Shares, and such other factors as FIS may consider relevant. Any future repurchases may be on the same terms or on terms that are more or less favorable to the selling shareholders than the terms of the Tender Offer. Rule 13e-4 of the Exchange Act prohibits FIS and its affiliates from purchasing any Shares, other than pursuant to the Tender Offer, until at least ten business days after the Expiration Time of the Tender Offer, except pursuant to certain limited exceptions provided in Rule 14e-5 of the Exchange Act.

FIS will hold in treasury any Shares that it acquires pursuant to the Tender Offer, and such Shares will be available for FIS to issue without further shareholder action (except as required by applicable law or the rules of NYSE or any other securities exchange on which the Shares may then be listed) for various purposes including, without limitation, acquisitions, raising additional capital and the satisfaction of obligations under existing or future employee benefit or compensation programs or stock plans or compensation programs for directors, as FIS may duly determine.

Except as disclosed or incorporated by reference in this Offer to Purchase, FIS currently has no plans, proposals or negotiations underway that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving FIS or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of FIS or any of its subsidiaries;

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of FIS;

•	any change in the present Board of Directors or management of FIS, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the Board of Directors or to change any material term of the employment contract of any executive officer;

•	any other material change in FIS’ corporate structure or business;

•	any class of equity securities of FIS becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act or ceasing to be authorized for listing on the NYSE;

•	the suspension of FIS’ obligation to file reports under Section 15(d) of the Exchange Act;

•	the acquisition by any person of additional securities of FIS, or the disposition by any person of securities of FIS, other than purchases pursuant to outstanding options to purchase Shares and outstanding restricted stock units granted to certain employees (including directors and officers); or

•	any changes in FIS’ amended and restated articles of incorporation or amended and restated bylaws or other governing instruments or other actions that could impede the acquisition of control of FIS.

Although we do not currently have any plans, other than as disclosed or incorporated by reference in this Offer to Purchase, that relate to or would result in any of the events discussed above, as we evaluate opportunities, we may undertake or plan actions that relate to or could result in one or more of these events. We reserve the right to change our plans and intentions at any time as we deem appropriate.

3.	Procedures for Tendering Shares.

Proper Tender of Shares. For shareholders to properly tender Shares under the Tender Offer:

•	the Depositary must receive, at the Depositary’s address set forth on the back cover page of this Offer to Purchase, share certificates (or confirmation of receipt of such Shares under the procedure for book-entry transfer set forth below), together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an “Agent’s Message,” as defined below, in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal, before the Expiration Time, or

•	the tendering shareholder must prior to the Expiration Time comply with the guaranteed delivery procedure set forth below.

If a broker, dealer, commercial bank, trust company or other nominee holds your Shares, it is likely that, for administrative reasons, they have an earlier deadline for you to act to instruct them to accept the Tender Offer on your behalf. We urge you to immediately contact your broker, dealer, commercial bank, trust company or other nominee to find out their applicable deadline.

In accordance with Instruction 5 of the Letter of Transmittal, each shareholder desiring to tender Shares in the Tender Offer must properly indicate in the section captioned (1) “Shares Tendered at Price Determined by Stockholder” on the Letter of Transmittal the price (in multiples of $0.25) at which they are tendering Shares or (2) “Shares Tendered at Price Determined Pursuant to the Tender Offer” in the Letter of Transmittal that they will accept the Purchase Price determined by FIS in accordance with the terms of the Tender Offer.

If tendering shareholders wish to maximize the chance that FIS will purchase their Shares, they should check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined Pursuant to the Tender Offer.” Note that this election could have the effect of decreasing the price at which FIS purchases tendered Shares because Shares tendered using this election will be available for purchase at the minimum price of $29.00 per Share and, as a result, this election could increase the chance of FIS purchasing all tendered Shares at the minimum price of $29.00 per Share.

A shareholder who desires to tender Shares at more than one price must complete a separate Letter of Transmittal for each price at which such shareholder tenders Shares, provided that a shareholder may not tender the same Shares (unless properly withdrawn previously in accordance with Section 4) at more than one price.

To tender Shares properly, shareholders must check one and only one price box in the appropriate section of each Letter of Transmittal. If you check more than one box or if you fail to check any box at all you will not have validly tendered your Shares.

“Odd lot” holders who tender all Shares must complete the section captioned “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery, to qualify for the preferential treatment available to “odd lot” holders as set forth in Section 1.

Shareholders holding Shares in a brokerage account or otherwise through a broker, dealer, commercial bank, trust company or other nominee, must contact their broker, dealer, commercial bank, trust company or other nominee in order to tender their Shares. We urge shareholders who hold Shares through brokers, banks, dealers, commercial banks, trust companies or other nominee to consult such persons or entities to determine whether transaction costs are applicable if they tender Shares through such persons or entities and not directly to the Depositary.

Signature Guarantees and Method of Delivery. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loans associations and brokerage houses) which is a participant in the Securities Transfer Agents Medallion Program. Signatures on a Letter of Transmittal need not be guaranteed if:

•	the Letter of Transmittal is signed by the registered holder of the Shares (which term, for purposes of this Section 3, shall include any participant in The Depository Trust Company (“DTC”) whose name appears on a security position listing as the owner of the Shares) tendered therewith and the holder has not completed either the box captioned “Special Delivery Instructions” or the box captioned “Special Payment Instructions” in the Letter of Transmittal; or

•	if Shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program, the New York Stock Exchange, Inc. Medallion Signature Program, the Stock Exchange Medallion Program, or a bank, broker, dealer, credit union, savings association or other entity which is an “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (an “Eligible Institution”). See Instruction 1 of the Letter of Transmittal.

If a share certificate is registered in the name of a person other than the person executing a Letter of Transmittal, or if payment is to be made to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificate, with the signature guaranteed by an Eligible Institution.

FIS will make payment for Shares tendered and accepted for payment under the Tender Offer only after the Depositary timely receives share certificates or a timely confirmation of the book-entry transfer of the Shares into the Depositary’s account at DTC as described above, a properly completed and duly executed Letter of Transmittal, or an Agent’s Message in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal.

The method of delivery of all documents, including share certificates, the Letter of Transmittal and any other required documents, including delivery through DTC, is at the sole election and risk of the tendering shareholder. If you choose to deliver required documents by mail, we recommend that you use registered mail with return receipt requested, properly insured. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer, by book-entry confirmation). In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Delivery. The Depositary will establish an account with respect to the Shares for purposes of the Tender Offer at DTC within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in DTC’s system may make book-entry delivery of the Shares by causing DTC to transfer Shares into the Depositary’s account in accordance with DTC’s procedures for transfer. Although participants in DTC may effect delivery of Shares through a book-entry transfer into the Depositary’s account at DTC, either

•	a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an Agent’s Message, and any other required documents must, in any case, be transmitted to and received by the Depositary at its address set forth on the back cover page of this Offer to Purchase before the Expiration Time; or

•	the guaranteed delivery procedure described below must be followed if book-entry transfer of the Shares cannot be effected prior to the Expiration Time.

Delivery of the Letter of Transmittal and any other required documents to DTC does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Depositary, which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that FIS may enforce the agreement against the participant.

Guaranteed Delivery. If a shareholder desires to tender Shares under the Tender Offer and the shareholder’s share certificates are not immediately available or the shareholder cannot deliver the share certificates to the Depositary before the Expiration Time, or the shareholder cannot complete the procedure for book-entry transfer on a timely basis, or if time will not permit all required documents to reach the Depositary before the Expiration Time, the shareholder may nevertheless tender the Shares, provided that the shareholder satisfies all of the following conditions:

•	the shareholder makes the tender by or through an Eligible Institution;

•	the Depositary receives by mail, overnight courier or facsimile transmission, before the Expiration Time, a properly completed and duly executed Notice of Guaranteed Delivery in the form FIS has provided with this Offer to Purchase, specifying the price at which the shareholder is tendering Shares, including (where required) a signature guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery; and

•	the Depositary receives the share certificates, in proper form for transfer, or confirmation of book-entry transfer of the Shares into the Depositary’s account at DTC, together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, and including any required signature guarantees, or an Agent’s Message, and any other documents required by the Letter of Transmittal, within three NYSE trading days after the date of receipt by the Depositary of the Notice of Guaranteed Delivery.

Procedures for Holders of Options under an Equity Incentive Plan Currently Maintained by FIS. We are not offering, as part of the Tender Offer, to purchase any outstanding options, and tenders of unexercised options will not be accepted. Instead, option holders with vested but unexercised options to acquire FIS common stock under an equity incentive plan currently maintained by FIS can participate in the Tender Offer in one of two ways.

First, an option holder may exercise vested but unexercised options in advance of the Tender Offer in accordance with the terms of the applicable equity incentive plan and tender the Shares received upon exercise into the Tender Offer. As the option exercise would not be conditional, the exercise could not be revoked even if all or a portion of the Shares received upon the exercise and tendered in the Tender Offer are not purchased by FIS. Option holders must exercise their unexercised options no later than 4:00 P.M., New York City time, on Monday, July 26, 2010 in order to have sufficient time for the exercise to settle and for you to tender the Shares received upon exercise in the Tender Offer.

Second, an option holder may conditionally exercise some or all of the holder’s vested but unexercised nonqualified options to purchase Shares and tender the remaining underlying Shares, subject to acceptance in the Tender Offer. As a part of this conditional exercise, the option holder will be able to specify

(1) the price at which the holder is willing to tender the underlying Shares, and (2) which options are tendered and the order in which they will be accepted if there is proration.

The exercise of options is “conditional” because the option holder is deemed to exercise an option (and pay the exercise price and applicable taxes) only if and to the extent that (i) FIS will purchase the remaining underlying Shares pursuant to the Tender Offer and (ii) the fair market value on Thursday, July 29, 2010 (as determined in accordance with the administrative procedures under the applicable equity incentive plan) exceeds the exercise price for the option. If any remaining Shares underlying properly conditionally exercised options are accepted, the options will be deemed exercised as to those Shares accepted and the option holder will be deemed to surrender a number of Shares underlying the options with an aggregate fair market value equal to the aggregate exercise price of the options exercised and the applicable withholding, with such number of shares determined based on the fair market value on Thursday, July 29, 2010 (calculated in accordance with the administrative procedures under the applicable equity incentive plan). Such holders will receive proceeds equal to the remaining number of accepted Shares underlying the exercised option, multiplied by the Purchase Price in the Tender Offer. This conditional exercise process will only be available for nonqualified options.

With respect to conditionally exercised options, if FIS does not purchase the remaining underlying Shares due to the option holder tendering above the Purchase Price, proration or termination of the Tender Offer, the options for those Shares will not be deemed exercised and will remain outstanding. As of June 30, 2010, there were 24,278,448 shares underlying vested but unexercised options.

Holders of vested but unexercised options who wish to conditionally exercise their options to purchase Shares and tender the remaining underlying Shares, subject to acceptance in the Tender Offer, must not use the Letter of Transmittal. Instead, they must properly complete and deliver the Option Election Form included with this Offer to Purchase to the address or facsimile number shown on the instructions thereto. The deadline for submitting instructions regarding the conditional exercise of options and the tender of the underlying Shares is 4:00 p.m., New York City time, on Thursday, July 29, 2010.

If you are a holder of vested but unexercised options, you should evaluate this Offer to Purchase carefully to determine if participation would be advantageous to you, based on your option exercise prices, the date of your option grants, the years left to exercise your options, the range of tender prices and the provisions for prorated purchases described in Section 1. We strongly encourage you to discuss the Tender Offer with your tax advisor, broker and/or financial advisor. Holders of options may not tender Shares represented by such awards unless they are fully vested or will be by 4:00 p.m., New York City time on Thursday, July 29, 2010.

Holders of stock awards (other than stock options) under an equity incentive plan maintained by FIS may not tender Shares or Shares represented by such awards unless they are fully vested or will be by the Expiration Time (or such earlier time as may be applicable to a particular holder) and in the case of phantom awards and units are fully vested and settled or will be by the Expiration Time (or such earlier time as may be applicable to a particular holder).

Procedures for Participants in the Fidelity National Information Services, Inc. 401(k) Profit Sharing Plan; the Metavante Retirement Program; and the NYCE Corporation Employee’s Tax Deferred Savings Plan. Participants who hold interests in shares of FIS common stock through a 401(k) Plan (“Plan Shares”) desiring to direct the applicable trustee for the plan to tender any Plan Shares held through their accounts under the plan pursuant to the Tender Offer must instruct the applicable trustee to tender such Plan Shares by properly completing, duly executing and returning to the tabulator the direction forms sent separately to such participants by FIS. The tabulator will then aggregate all such tenders and provide the necessary information to the applicable trustee, who will execute letters of transmittal on behalf of all plan participants desiring to tender Plan Shares. Delivery of a Letter of Transmittal by a participant in the plan with respect to any Plan Shares does not constitute proper tender of such Shares. Only the applicable trustee can properly tender any Plan Shares. The deadline for submitting election forms for Plan Shares to the tabulator is earlier than the

Expiration Time because of the need to tabulate participant instructions. If the tabulator for the 401(k) Plans has not received a participant’s instructions by no later than 4:00 p.m., New York City time, on Thursday, July 29, 2010, the applicable trustee will not tender any Plan Shares held on behalf of that participant under that 401(k) Plan. If a shareholder desires to tender Shares owned outside of a plan, as well as Plan Shares, such shareholder must properly complete and duly execute a Letter of Transmittal for the Shares owned outside the plan and deliver such Letter of Transmittal directly to the Depositary, and follow the special instructions provided by FIS for directing the applicable trustee to tender Plan Shares. Please direct any questions regarding the tender of Plan Shares or the withdrawal of Plan Shares previously tendered to the applicable trustee in accordance with the procedures described in the separate materials provided to plan participants.

Procedures for Participants in the Fidelity National Information Services, Inc. Employee Stock Purchase Plan. Shares acquired in connection with participation in the ESPP are initially registered in the name of Fidelity Investments, a broker (not affiliated with FIS), and, if an ESPP participant has not previously transferred his or her Shares from Fidelity Investments, the instructions applicable to brokers and other nominees should be followed. Please contact Fidelity Investments and/or the Information Agent with any questions regarding tendering Shares acquired in the ESPP. If an ESPP participant has previously transferred his or her Shares originally acquired through the ESPP to another broker, the participant should follow the instructions applicable to brokers and other nominees with respect to the broker currently holding the Shares originally acquired through the ESPP. An ESPP participant who has previously transferred his or her Shares should contact the broker that currently holds the Shares and/or the Information Agent with any questions regarding tendering these Shares.

Federal Backup Withholding Tax. Under the federal income tax backup withholding rules, 28% of the gross proceeds payable to a shareholder or other payee pursuant to the Tender Offer must be withheld and remitted to the IRS, unless the shareholder or other payee provides his or her taxpayer identification number (employer identification number or social security number) to the Depositary and certifies under penalties of perjury that such number is correct or otherwise establishes an exemption. Therefore, tendering shareholders who are U.S. Holders should complete and sign the Form W-9 included as part of the Letter of Transmittal in order to provide the information and certification necessary to avoid backup withholding, unless the shareholder otherwise establishes to the satisfaction of the Depositary that the shareholder is not subject to backup withholding. If a U.S. Holder does not provide the Depositary with the correct taxpayer identification number, such U.S. Holder may be subject to penalties imposed by the IRS. Certain shareholders (including, among others, all corporations and certain Non-U.S. Holders (as defined below in Section 14)) are not subject to these backup withholding and reporting requirements. In order for a Non-U.S. Holder to qualify as an exempt recipient, that shareholder must submit an IRS Form W-8BEN or other applicable form, signed under penalties of perjury, attesting to that individual’s exempt status. Tendering shareholders can obtain the applicable forms from the Depositary. See Instruction 11 of the Letter of Transmittal.

TO PREVENT U.S. FEDERAL BACKUP WITHHOLDING TAX ON THE GROSS PAYMENTS MADE TO YOU FOR SHARES PURCHASED UNDER THE TENDER OFFER, IF YOU DO NOT OTHERWISE ESTABLISH AN EXEMPTION FROM SUCH WITHHOLDING, YOU MUST PROVIDE THE DEPOSITARY WITH YOUR CORRECT TAXPAYER IDENTIFICATION NUMBER AND PROVIDE OTHER INFORMATION BY COMPLETING THE FORM W-9 INCLUDED WITH THE LETTER OF TRANSMITTAL.

Federal Income Tax Withholding for Non-U.S. Holders. Gross proceeds payable pursuant to the tender offer to a Non-U.S. Holder or his or her agent will be subject to withholding of federal income tax at a rate of 30%, unless a reduced rate of withholding is applicable pursuant to an income tax treaty or an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business within the United States (and, if an income tax treaty applies, the gross proceeds are generally attributable to a United States permanent establishment maintained by such Non-U.S. Holder). In order to claim a reduction of or an exemption from withholding tax, a Non-U.S. Holder must deliver to the depositary a validly completed and executed IRS Form W-8BEN (with respect to income tax treaty benefits) or W-8ECI (with respect to amounts effectively connected with the conduct of a trade or business within the United States) claiming such exemption or reduction before the payment is made. Tendering Non-U.S. Holders can obtain the applicable forms from the depositary.

A Non-U.S. Holder may be eligible to file for a refund of such tax or a portion of such tax if such shareholder meets the “complete termination,” “substantially disproportionate” or “not essentially equivalent to a dividend” tests described in Section 14 or if such shareholder is entitled to a reduced rate of withholding pursuant to a tax treaty and FIS withheld at a higher rate. Non-U.S. Holders should consult their own tax advisors regarding the tax consequences to them of participating in the tender offer, including the application of federal income tax withholding, their potential eligibility for a withholding tax reduction or exemption, and the refund procedure.

For a discussion of the material United States federal income tax consequences to tendering shareholders, see Section 14.

Return of Unpurchased Shares. The Depositary will return certificates for unpurchased Shares as promptly as practicable after the expiration or termination of the Tender Offer or the proper withdrawal of the Shares, as applicable, or, in the case of Shares tendered by book-entry transfer at DTC, the Depositary will credit the Shares to the appropriate account maintained by the tendering shareholder at DTC, in each case without expense to the shareholder.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. FIS will determine, in its sole discretion, all questions as to the number of Shares that we will accept, the price that we will pay for Shares that we accept and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination will be final and binding on all parties. FIS reserves the absolute right to reject any or all tenders of any Shares that it determines are not in proper form or the acceptance for payment of or payment for which FIS determines may be unlawful. FIS also reserves the absolute right to waive any defect or irregularity in any tender with respect to any particular Shares or any particular shareholder, and FIS’ interpretation of the terms of the Tender Offer will be final and binding on all parties. No tender of Shares will be deemed to have been properly made until the shareholder cures, or FIS waives, all defects or irregularities. None of FIS, the Depositary, the Dealer Managers, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any tender or incur any liability for failure to give this notification.

Tendering Shareholder’s Representation and Warranty; FIS’ Acceptance Constitutes an Agreement. A tender of Shares under any of the procedures described above will constitute the tendering shareholder’s acceptance of the terms and conditions of the Tender Offer, as well as the tendering shareholder’s representation and warranty to FIS that:

•	the shareholder has a “net long position” in the Shares or equivalent securities at least equal to the Shares tendered within the meaning of Rule 14e-4 of the Exchange Act; and

•	the tender of Shares complies with Rule 14e-4.

It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender Shares for that person’s own account unless, at the time of tender and at the end of the proration period or period during which Shares are accepted by lot (including any extensions thereof), the person so tendering:

•	has a net long position equal to or greater than the amount tendered in

•	the Shares; or

•	securities immediately convertible into, or exchangeable or exercisable for, the Shares; and

•	will deliver or cause to be delivered the Shares in accordance with the terms of the Tender Offer.

Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. FIS’ acceptance for payment of Shares tendered under the Tender Offer will constitute a binding agreement between the tendering shareholder and FIS upon the terms and conditions of the Tender Offer.

Lost or Destroyed Certificates. Shareholders whose share certificate for part or all of their Shares has been lost, stolen, misplaced or destroyed should promptly contact Computershare Trust Company, N.A., the transfer agent for FIS Shares, at (800) 568-3476 (toll-free) for instructions as to obtaining a replacement share certificate and/or an affidavit of loss. That share certificate or affidavit of loss will then be required to be submitted together with the Letter of Transmittal in order to receive payment for Shares that are tendered and accepted for payment. The shareholder may be required to post a bond to secure against the risk that the original share certificate may subsequently emerge. We urge shareholders to contact Computershare Trust Company, N.A. immediately in order to permit timely processing of this documentation and determination of whether you will need to post a bond.

Shareholders must deliver share certificates, together with a properly completed and duly executed Letter of Transmittal, including any signature guarantees, or an Agent’s Message, and any other required documents to the Depositary and not to FIS, the Dealer Managers, or the Information Agent. None of FIS, the Dealer Managers, or the Information Agent will forward any such documents to the Depositary and delivery of any such documents to FIS, the Dealer Managers, or the Information Agent will not constitute a proper tender of Shares.

4.	Withdrawal Rights.

Shareholders may withdraw Shares tendered under the Tender Offer at any time prior to the Expiration Time. Thereafter, such tenders are irrevocable, except that they may be withdrawn after 12:00 Midnight, New York City time, on Tuesday, August 31, 2010, unless accepted for payment before that time as provided in this Offer to Purchase.

For a withdrawal to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at the Depositary’s address set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering shareholder, the number of Shares that the shareholder wishes to withdraw and the name of the registered holder of the Shares. If the share certificates to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of the share certificates, the serial numbers shown on the share certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless the Shares have been tendered for the account of an Eligible Institution. If a shareholder has tendered Shares under the procedure for book-entry transfer set forth in Section 3, any notice of withdrawal also must specify the name and the number of the account at DTC to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures.

FIS will determine all questions as to the form and validity (including the time of receipt) of any notice of withdrawal, in its sole discretion, and such determination will be final and binding on all parties. FIS reserves the absolute right to waive any defect or irregularity in the notice of withdrawal or method of withdrawal of Shares by any shareholder, whether or not FIS waives similar defects or irregularities in the case of any other shareholder. None of FIS, the Depositary, the Dealer Managers, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give this notification.

Conditional exercises of options to purchase Shares and tender the remaining underlying Shares, subject to acceptance in the Tender Offer, may be withdrawn in accordance with the procedures set forth in the Instructions for Tender through Conditional Exercise of Options sent separately to each option holder.

A shareholder may not rescind a withdrawal, and FIS will deem any Shares that a shareholder properly withdraws not properly tendered for purposes of the Tender Offer, unless the shareholder properly re-tenders the withdrawn Shares before the Expiration Time by following one of the procedures described in Section 3.

If FIS extends the Tender Offer, is delayed in its purchase of Shares, or is unable to purchase Shares pursuant to the Tender Offer for any reason, then, without prejudice to the Company’s rights under the Tender Offer, the Depositary may, subject to applicable law, retain tendered Shares on behalf of FIS, and such Shares may not be withdrawn, except to the extent tendering shareholders are entitled to withdrawal rights as described in this Section 4.

5.	Purchase of Shares and Payment of Purchase Price.

Upon the terms and subject to the conditions of the Tender Offer, as promptly as practicable following the Expiration Time, FIS:

•	will determine the Purchase Price it will pay for Shares properly tendered and not properly withdrawn before the Expiration Time, taking into account the number of Shares so tendered and the prices specified by tendering shareholders, and

•	will accept for payment and pay for, and thereby purchase, Shares properly tendered at prices at or below the Purchase Price and not properly withdrawn prior to the Expiration Time.

For purposes of the Tender Offer, FIS will be deemed to have accepted for payment, and therefore purchased, Shares that are properly tendered at or below the Purchase Price and are not properly withdrawn, subject to the “odd lot” and proration provisions of the Tender Offer, only when, as and if it gives oral or written notice to the Depositary of its acceptance of the Shares for payment under the Tender Offer.

Upon the terms and subject to the conditions of the Tender Offer, as promptly as practicable after the Expiration Time, FIS will accept for payment and pay a single per Share Purchase Price not greater than $31.00 nor less than $29.00 per Share for such maximum number of Shares properly tendered and not properly withdrawn that result in an aggregate purchase price of not more than $2,500,000,000, subject to increase or decrease as provided in Sections 1 and 16.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Tender Offer will be made promptly, taking into account any time necessary to determine any proration, but only after timely receipt by the Depositary of (1) certificates for Shares, or a timely book-entry confirmation of the deposit of Shares into the Depositary’s account at DTC, (2) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile of the Letter of Transmittal) including any required signature guarantees, or, in the case of a book-entry transfer, an Agent’s Message, and (3) any other required documents.

FIS will pay for Shares that it purchases under the Tender Offer by depositing the aggregate purchase price for these Shares with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from FIS and transmitting payment to the tendering shareholders.

In the event of proration, FIS will determine the proration factor and pay for those tendered Shares accepted for payment as soon as practicable after the Expiration Time. However, FIS does not expect to be able to announce the final results of any proration or to commence payment for Shares purchased until at least five business days after the Expiration Time. Shares tendered and not purchased, including all Shares tendered at prices greater than the Purchase Price and Shares that FIS does not accept for purchase due to proration, will be returned to the tendering shareholder, or, in the case of Shares tendered by book-entry transfer, will be credited to the account maintained with DTC by the participant therein who so delivered the Shares, at FIS’

expense, as promptly as practicable after the Expiration Time or termination of the Tender Offer without expense to the tendering shareholders.

Under no circumstances will FIS pay interest on the Purchase Price regardless of any delay in making the payment. If certain events occur, FIS may not be obligated to purchase Shares under the Tender Offer. See Section 6.

FIS will pay all stock transfer taxes, if any, payable on the transfer to it of Shares purchased under the Tender Offer. If, however,

•	payment of the Purchase Price is to be made to any person other than the registered holder;

•	certificate(s) for Shares not properly tendered or tendered but not purchased are to be returned in the name of and to any person other than the registered holder(s) of such Shares; or

•	if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal;

the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the Purchase Price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption therefrom, is submitted to the Depositary. See Instruction 9 of the Letter of Transmittal.

6.	Conditions of the Tender Offer.

Notwithstanding any other provision of the Tender Offer, FIS will not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Tender Offer or may postpone the acceptance for payment of, or the purchase of and the payment for Shares tendered, subject to Rule 13e-4(f) under the Exchange Act, if, at any time on or after July 6, 2010 and before the Expiration Time, any of the following events shall have occurred (or shall have been reasonably determined by FIS to have occurred) and, in FIS’ reasonable judgment and regardless of the circumstances giving rise to the event or events, such event or events make it inadvisable to proceed with the Tender Offer or with acceptance for payment:

•	we shall not have received the financing for funding the Tender Offer on such terms as may be acceptable to us in our sole discretion (the “financing condition”);

•	there shall have been threatened or instituted or there shall be pending any action, suit, proceeding or application by any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, domestic, foreign or supranational, before any court, authority, agency or other tribunal or arbitrator or arbitration panel that directly or indirectly:

•	challenges or seeks to challenge, restrain, prohibit, delay or otherwise affect the making of the Tender Offer, the acquisition by us of some or all of the Shares under the Tender Offer or otherwise relates in any manner to the Tender Offer or seeks to obtain material damages in respect of the Tender Offer; or

•	in FIS’ reasonable judgment, could materially and adversely affect the business, condition (financial or other), assets, income, operations or prospects of FIS or any of its subsidiaries, or otherwise materially impair the contemplated future conduct of the business of FIS or any of its subsidiaries;

•	there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction (preliminary, permanent or otherwise) threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Tender Offer or FIS or any of its subsidiaries, by any court or any authority, agency or body, domestic, foreign or supranational, that, in FIS’ reasonable judgment, would or might, directly or indirectly:

•	indicate that any approval or other action of any such court, agency, authority or body may be required in connection with the Tender Offer or the purchase of Shares thereunder;

•	make the acceptance for payment of, or payment for, some or all of the Shares illegal or otherwise restrict or prohibit completion of the Tender Offer;

•	delay or restrict the ability of FIS, or render FIS unable, to accept for payment or pay for some or all of the Shares;

•	materially impair our ability to consummate the Tender Offer; or

•	materially and adversely affect the business, condition (financial or other), assets, liabilities, capitalization, shareholders’ equity, results of operations, income, operations or prospects of FIS, or any of its subsidiaries, or otherwise materially impair the contemplated future conduct of the business of FIS or any of its subsidiaries or the value of or trading in the Shares;

•	there shall have occurred any of the following:

•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States or the European Union;

•	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or the European Union, whether or not mandatory;

•	a material change in United States or any other currency exchange rates or a suspension of or limitation on the markets therefor;

•	the commencement or escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any of its territories or any other jurisdiction in which FIS or any of its subsidiaries have an office, including but not limited to an act of terrorism;

•	any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event, or any disruption or adverse change in the financial or capital markets generally or the market for loan syndications in particular, that, in FIS’ reasonable judgment, might affect the extension of credit by banks or other lending institutions in the United States or the European Union;

•	any change in the general political, market, economic, financial or industry conditions in the United States or abroad that could, in the reasonable judgment of FIS, have a material adverse effect on the business, condition (financial or other), assets, liabilities, capitalization, shareholders’ equity, results of operations, income, operations or prospects of FIS or any of its subsidiaries, on the value of or trading in the Shares, or on our ability to consummate the Tender Offer, or otherwise materially impair the contemplated future conduct of the business of FIS or any of its subsidiaries; or

•	any decline in the market price of the Shares or the Dow Jones Industrial Average, New York Stock Exchange Index, NASDAQ Composite Index, Standard and Poor’s 500 Composite Index by a material amount (including, without limitation, an amount greater than 10%) from the close of business on July 2, 2010;

•	a tender offer or exchange offer for any or all of the Shares (other than this Tender Offer), or any merger, acquisition, business combination or other similar transaction with or involving FIS or any of its subsidiaries or affiliates, shall have been proposed, announced or made by any person or shall have been publicly disclosed or we shall have entered into a definitive agreement or agreement in principle with any person with respect to any merger, acquisition, business combination or other similar transaction;

•	any change or combination of changes shall have occurred or been threatened in the business, condition (financial or other), assets, liabilities, capitalization, shareholders’ equity, results of operations, income, operations, prospects or stock ownership of FIS or any of its subsidiaries, that in FIS’ reasonable judgment is or may reasonably be likely to be material and adverse to FIS or any of its subsidiaries or that otherwise materially impairs the contemplated future conduct of the business of FIS or any of its subsidiaries, the value of or trading in the Shares, or our ability to consummate the Tender Offer;

•	we shall have learned that any entity, “group” (as that term is used in Section 13(d)(3) of the Exchange Act) or person (1) has acquired or proposes to acquire beneficial ownership of more than 5% of our outstanding Shares, whether through the acquisition of stock, the formation of a group, the grant of any option or right (options for and other rights to acquire Shares that are acquired or proposed to be acquired being deemed to be immediately exercisable or convertible for purposes of this clause), or otherwise (other than anyone who publicly disclosed such ownership in a filing with the SEC on or before May 17, 2010), (2) who has filed a Schedule 13D or Schedule 13G with the SEC on or before May 17, 2010 has acquired or proposes to acquire, whether through the acquisition of Shares, the formation of a group, the grant of any option or right (options for and other rights that are acquired or proposed to be acquired being deemed to be immediately exercisable or convertible for purposes of this clause), or otherwise (other than by virtue of consummation of the Tender Offer), beneficial ownership of an additional 1% or more of our outstanding Shares or (3) shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, reflecting an intent to acquire us or any of our subsidiaries or any of our or their respective assets or securities;

•	any credit ratings agency shall have downgraded or withdrawn the rating accorded FIS or publicly announced that it has under surveillance or review, with possible negative implications, its rating of FIS;

•	FIS reasonably determines that the completion of the Tender Offer and the purchase of the Shares may:

•	cause the Shares to be held of record by fewer than 300 persons;

•	cause the Shares to cease to be traded on or otherwise to be delisted from the NYSE; or

•	cause the Shares to be eligible for deregistration under the Exchange Act.

The foregoing conditions are for the sole benefit of FIS and may be asserted by FIS regardless of the circumstances giving rise to any of these conditions, and may be waived by FIS, in whole or in part, at any time and from time to time, before the Expiration Time, in its sole discretion. FIS’ failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of these rights, and each of these rights shall be deemed an ongoing right that may be asserted at any time and from time to time. In the event that the financing condition is satisfied or waived less than five business days prior to the scheduled Expiration Time of the Tender Offer, we will extend the Tender Offer to ensure that at least five business days remain in the Tender Offer following the satisfaction or waiver of the financing condition. Any determination or judgment by FIS concerning the events described above will be final and binding on all parties.

7.	Price Range of Shares; Dividends.

The shares of common stock have been listed on the NYSE under the ticker symbol “FIS”. The following table sets forth the high and low sales prices for FIS common stock and dividends declared for each of the quarterly periods presented.

	High	Low	Dividend

Fiscal 2008:
First Quarter	$43.50	$36.31	$0.05
Second Quarter	42.16	34.90	0.05
Third Quarter(a)	37.25	18.09	0.05
Fourth Quarter(a)	18.18	12.47	0.05
Fiscal 2009:
First Quarter	$18.55	$15.52	$0.05
Second Quarter	20.49	16.88	0.05
Third Quarter	25.70	19.43	0.05
Fourth Quarter	24.85	21.76	0.05
Fiscal 2010:
First Quarter	$24.94	$22.13	$0.05
Second Quarter	30.78	23.48	0.05
Third Quarter (through July 2, 2010)	27.05	26.35	—

(a)	The sales prices of our common stock for the third and fourth quarter of 2008 reflect the spin-off of Lender Processing Services, Inc., a former wholly owned subsidiary of FIS, into a separate publicly traded company on July 2, 2008.

We publicly announced that we were considering the Tender Offer prior to the opening of trading on the NYSE on May 18, 2010 and announced our intention to make the Tender Offer (including disclosure of the minimum and maximum prices) after market close on May 25, 2010. On May 17, 2010, the reported closing price of the Shares on the NYSE was $28.88 per Share, and on May 25, 2010, the reported closing price of the Shares on the NYSE was $26.56 per Share. The average of the reported closing prices of the Shares on the NYSE over the ten trading days immediately prior to and including May 17, 2010 was $28.61 per Share, and the average of the reported closing prices of the Shares on the NYSE over the ten trading days immediately prior to and including May 25, 2010 was $27.60 per Share.

On July 2, 2010, the last full trading day prior to the commencement of the Tender Offer, the reported closing price of the common stock on the NYSE was $26.41. We urge shareholders to obtain current market quotations for the Shares before deciding whether, and at what price, to tender Shares pursuant to the Tender Offer.

We currently pay a $0.05 dividend on a quarterly basis, and expect to continue to do so in the future. The declaration and payment of future dividends is at the discretion of our Board of Directors, and depends on, among other things, our investment policy and opportunities, results of operations, financial condition, cash requirements, future prospects, and other factors that may be considered relevant by our Board of Directors, including legal and contractual restrictions. Additionally, the payment of cash dividends may be limited by covenants in our debt agreements. A regular quarterly dividend of $0.05 per Share was paid on June 30, 2010 to shareholders of record as of the close of business on June 16, 2010.

8.	Source and Amount of Funds.

The Tender Offer is subject to the receipt of financing by FIS on terms acceptable to FIS in its sole discretion. The aggregate purchase price will be $2,500,000,000 (without giving effect to any lesser amount as FIS may elect to purchase, subject to applicable law). See Section 15. FIS anticipates that it will obtain a portion of the funds necessary to purchase Shares tendered in the Tender Offer, and to pay related fees and expenses, through the incurrence of approximately $2,500,000,000 of incremental debt in the form of additional term loans and long-term bonds. In addition, FIS expects to borrow under the Revolving Loan and/or the AR Facility (each as defined below). We expect to repay any additional indebtedness that FIS incurs to purchase tendered Shares in the Tender Offer using cash generated by FIS’ operations in the future and may refinance any such borrowing from time to time.

If we are unable to obtain financing to fund the Tender Offer on terms acceptable to us in our sole discretion, then, without limiting our ability to rely on any of the terms or conditions of the Tender Offer as described in this Offer to Purchase (including amending, extending or terminating the Tender Offer), we may reduce the maximum aggregate purchase price in the Tender Offer and correspondingly reduce the maximum aggregate number of Shares to be purchased in the Tender Offer. See Section 1.

Long-Term Bonds. FIS plans to privately offer $1,200,000,000 aggregate principal amount of senior notes, guaranteed by certain of its wholly owned domestic subsidiaries, for sale to certain qualified institutional buyers and foreign investors.

Credit Facility and Related Term Loans. On June 29, 2010, we amended and restated our syndicated credit agreement (as amended, the “FIS Credit Agreement”) among FIS, certain of its subsidiaries, JPMorgan Chase Bank, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, and Bank of America, N.A., as Swing Line Lender, and other Lenders party thereto. The FIS Credit Agreement, as of June 30, 2010, provides total committed capital of $3,426.0 million comprised of: (1) revolving credit facilities in an aggregate maximum principal amount of $1,033.7 million (together, the “Revolving Loan”), consisting of $112.3 million in revolving credit capacity maturing on January 18, 2012 and $921.4 million in revolving credit capacity maturing on July 18, 2014; and (2) an aggregate of $2,390.4 million of term notes (the “Term Loan A”) consisting of $386.8 million maturing on January 18, 2012 and $2,003.6 million maturing on July 18, 2014 and (3) an aggregate of $1.9 million of term notes maturing on July 18, 2014. As of June 30, 2010, the outstanding principal balance of the Revolving Loan was $310.8 million, with $722.9 million of borrowing capacity remaining thereunder. In addition to committed loans, the FIS Credit Agreement contains provisions permitting FIS to obtain certain additional loans in the future, conditioned upon, among other things, FIS’ ability to obtain additional commitments from lenders to fund such loans and compliance with certain financial covenants, including (1) a new term loan B facility (the “New Term Loan B”) in an aggregate principal amount anticipated to be $1.4 billion (but which may be more or less depending upon market conditions, but in no event more than $2,837.2 million, less the amount of the senior notes referred to above); and (2) up to an additional $750 million in the aggregate of term and revolving credit loans. We have launched a syndication process pursuant to which we will seek to obtain commitments for the New Term Loan B. We intend to use the proceeds from the issuance of the long-term bonds, together with borrowings under a combination of the New Term Loan B, the incremental Term Loan A, the Revolving Loan and the AR Facility,

to fund the Tender Offer. Additional details on the FIS Credit Agreement can be found in FIS’ Current Report on Form 8-K filed on July 2, 2010, which is incorporated herein by reference.

AR Facility. On October 1, 2009, FIS entered into an agreement for FIS and certain of its domestic subsidiaries to sell certain of their accounts receivable (the “AR Facility”) to a wholly owned special purpose accounts receivable securitization entity (the “SPV”), which is exclusively engaged in purchasing accounts receivable from FIS and certain of its domestic subsidiaries. The SPV funds its purchases, in part, by selling interests in the accounts receivables to a syndicate of financial institution purchasers in exchange for up to $145.0 million in capital funding (provided, however, that if FIS obtains additional commitments from new or existing purchasers, the aggregate amount may be increased by up to an additional $55.0 million, to an overall aggregate capital amount of $200.0 million). As of June 30, 2010, there was no outstanding capital under the AR Facility, with $145 million of unfunded capacity remaining thereunder. We may use the AR Facility in funding the Tender Offer as needed. Additional details on the AR Facility can be found in FIS’ Current Report on Form 8-K filed on July 2, 2010, which is incorporated herein by reference.

Risks relating to Higher Leverage. FIS expects that the level of its indebtedness after completion of the Tender Offer and the related financing transactions will be greater than FIS’ historical levels of indebtedness. Upon completion of the Tender Offer and assuming we expend $2,500,000,000 in purchasing Shares pursuant to the Tender Offer, FIS’ long-term indebtedness is expected to increase to approximately $5.6 billion, compared to approximately $3.1 billion as of March 31, 2010. See Section 9. This indebtedness could adversely affect FIS’ ability to raise additional capital to fund its operations or consummate acquisitions and react to changes in the economy or our industry. In deciding whether or not to tender their Shares in the Tender Offer, shareholders should consider that FIS’ higher leverage upon the completion of the Tender Offer would subject FIS to risks, including the following:

•	a significant decrease in net operating cash flow or significant increase in expenses of FIS could make it difficult for FIS to satisfy its debt service requirements or force it to modify its operations;

•	the increased leverage may increase FIS’ vulnerability to general economic downturns and adverse industry conditions, and limit its flexibility in planning for, or reacting to, changes in its business and its industry generally;

•	an increased portion of cash flow from operations will be dedicated to interest expense and the payment of principal, which will reduce the funds that would otherwise be available to FIS to fund working capital, capital expenditures, acquisitions and investments and other general corporate purposes;

•	FIS’ ability to obtain additional financing for working capital, capital expenditures, business development, future acquisitions, debt service requirements or other purposes may be impaired or any such financing may not be available on terms favorable to FIS;

•	a significant portion of FIS’ borrowings is at variable rates of interest, thereby exposing FIS to the risk of increased interest rates;

•	it may become more difficult for FIS to optimally capitalize and manage the cash flow for FIS’ businesses;

•	FIS’ flexibility in planning for, or reacting to, changes in FIS’ businesses and the markets in which FIS operates may become more limited;

•	FIS may be at a competitive disadvantage compared to its competitors that have less debt;

•	the increased leverage, along with the financial and other restrictive covenants in its indebtedness, among other things, may limit FIS’ ability to borrow additional funds or dispose of assets; and

•	if FIS fails to satisfy its obligations under its debt or fails to comply with the financial or other restrictive covenants contained in the instruments governing certain of its debt and a event of default arises, it could result in all of FIS’ debt becoming due and payable and could permit the lenders under FIS’ senior secured credit facility to foreclose on the collateral securing such debt.

9.	Certain Financial Information.

Historical Financial Information. We incorporate by reference the audited financial statements and notes thereto on pages 40 through 88 of our Annual Report on Form 10-K for the year ended December 31, 2009. In addition, we incorporate by reference unaudited the financial information included in Part I, Item 1 (beginning on page 3) of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010. You should refer to Section 10 for instructions on how you can obtain copies of our SEC filings, including filings that contain our financial statements.

Summary Historical Consolidated Financial Data. The following table sets forth our summary historical consolidated financial data for the years ended December 31, 2009 and December 31, 2008 and the three month periods ended March 31, 2010 and March 31, 2009, certain selected ratios for such periods, and our financial position at March 31, 2010. This financial data has been derived from, and should be read in conjunction with, our audited consolidated financial statements and the related notes filed as part of our Annual Report on Form 10-K for the year ended December 31, 2009 and the unaudited consolidated financial statements and the related notes filed as part of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010. Financial data for the three month periods ended March 31, 2010 and March 31, 2009, and the selected ratios for such periods, are unaudited and, in the opinion of our management, include all adjustments necessary for a fair presentation of the data. Historical results are not necessarily indicative of the results of operations to be expected for the future periods, and interim results may not be indicative of results for the remainder of the year.

	Three Months Ended		Year Ended
	March 31,		December 31,
	2010	2009	2009	2008
	(Unaudited)
	(In millions, except per Share and ratio data)

Consolidated Statements of Income Data:
Revenue	$1,249.6	$794.1	$3,769.5	$3,427.7
Operating income	183.8	79.8	277.9	323.8
Total other income (expense)	(33.6)	(30.0)	(121.9)	(155.7)
Earnings from continuing operations before income taxes	150.2	49.8	156.0	168.1
Provision for income taxes	(55.6)	(17.1)	(52.1)	(53.3)
Earnings (loss) from discontinued operations, net of tax	(1.1)	—	4.6	104.9
Net earnings	93.5	32.7	108.5	219.5
Net earnings per Share attributable to common shareholders:
Basic	$0.25	$0.17	$0.45	$1.12
Diluted	0.25	0.17	0.44	1.11
Weighted average Shares used in computing earnings per share:
Basic	373.3	190.0	236.4	191.6
Diluted	379.9	191.6	239.4	193.5
Other Data:
Ratio of earnings to fixed charges(a)	4.6	2.2	1.8	1.7

(a)	Earnings included in the calculation of this ratio consist of income from continuing operations before income taxes and equity in earnings (losses) of unconsolidated entities plus fixed charges and amortization of capitalized interest, less interest capitalized. Fixed charges include interest expense, capitalized interest, amortization of debt issue costs as well as the imputed interest component of rental expense.

As of March 31,
2010
(In millions, except per Share data)
(Unaudited)

Consolidated Balance Sheet Data:
Assets
Cash and cash equivalents	$463.9
Total current assets	1,593.2
Goodwill	8,221.0
Other intangible assets	2,369.6
Other noncurrent assets	1,650.2
Total assets	13,834.0
Liabilities and stockholders’ equity
Total long-term debt	3,052.5
Total FIS stockholders’ equity	8,352.7
Noncontrolling interest	204.8
Total equity	8,557.5
Book value per Share(a)	$22.86

(a)	Reflects shareholders’ equity divided by Shares outstanding.

Summary Unaudited Pro Forma Consolidated Financial Data.  The following tables set forth summary unaudited pro forma consolidated financial data for the year ended December 31, 2009 and the three months ended March 31, 2010 and certain ratios for such periods. The summary unaudited pro forma consolidated financial data for the year ended December 31, 2009 have been derived from our audited financial statements which have been audited by KPMG LLP. The summary unaudited pro forma consolidated financial data for the three months ended March 31, 2010 have been derived from our unaudited condensed financial statements. The summary unaudited pro forma consolidated financial data gives effect to the purchase of Shares pursuant to the Tender Offer, as if such purchase had occurred on January 1, 2009 for the condensed consolidated statements of income for the year ended December 31, 2009, and gives effect to the Metavante Acquisition as if it had occurred January 1, 2009. The summary unaudited pro forma consolidated financial data for the three months ended March 31, 2010 gives effect to the purchase of Shares pursuant to the Tender Offer, as if such purchase had occurred on January 1, 2010 for the condensed consolidated statement of income and on March 31, 2010 for the condensed consolidated balance sheet as of March 31, 2010. Such pro forma data also assumes that the purchase of Shares is financed with debt on the terms described in the footnotes to the table below.

This information should be read in conjunction with Summary Historical Consolidated Financial Data and our audited consolidated financial statements and the related notes filed as part of our Annual Report on Form 10-K for the year ended December 31, 2009 and the unaudited condensed consolidated financial statements and the related notes filed as part of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010. This summary unaudited pro forma consolidated financial data is not necessarily indicative of either our financial position or results of operations that actually would have been attained had the purchase of Shares pursuant to the Tender Offer and the related financing been completed at the dates indicated, or will be achieved in the future. The summary unaudited pro forma financial data set forth below are presented for informational purposes only, should not be considered indicative of actual results of operations that would have been achieved had the Metavante Acquisition been consummated on the date indicated, and do not purport to be indicative of our results of operations for any future period. There can be no assurance that we will secure the necessary financing for the Tender Offer on terms acceptable to us or at all. Our future results are subject to prevailing economic and industry specific conditions and financial, business and other known and unknown risks and uncertainties, certain of which are beyond our control. These factors include, without limitation, those described in this Offer to Purchase under “Forward-Looking Statements.”

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2009

		Metavante:	Pro Forma		Pro Forma
		January 1—	Adjustments		Combined	Pro Forma
	As	September 30,	to Include		FIS and	Adjustments—		Pro
	Reported	2009	Metavante		Metavante	Recapitalization		Forma
	(in millions, except per share data)

Processing and services revenues	$3,769.5	$1,292.2	$(78.6	) (a) (b)	$4,983.1	—		$4,983.1
Cost of revenues	2,800.6	830.1	85.9	(a) (c)	3,716.6	—		3,716.6

Gross profit	968.9	462.1	(164.5)		1,266.5	—		1,266.5

Selling, general and administrative expenses	554.1	165.5	(23.5	) (a) (d) (e)	696.1	—		696.1
Impairment charges	136.9	—	—		136.9	—		136.9

Operating income	277.9	296.6	(141.0)		433.5	—		433.5

Other income (expense):
Interest income	3.4	0.3	—		3.7	—		3.7
Interest expense	(134.0)	(84.1)	—		(218.1)	(87.3	)(h) (i)	(305.4)
Other income, net	8.7	0.4	—		9.1	—		9.1

Total other income (expense)	(121.9)	(83.4)	—		(205.3)	(87.3)		(292.6)

Earnings from continuing operations before income taxes	156.0	213.2	(141.0)		228.2	(87.3)		140.9
Provision for income taxes	52.1	78.1	(47.1	) (f)	83.1	(29.2	) (f)	53.9

Earnings from continuing operations, net of tax	103.9	135.1	(93.9)		145.1	(58.1)		87.0
Earnings from discontinued operations, net of tax	4.6	—	—		4.6	—		4.6

Net earnings	108.5	135.1	(93.9)		149.7	(58.1)		91.6
Net earnings attributable to noncontrolling interest	(2.6)	1.1			(1.5)			(1.5)

Net earnings attributable to FIS	$105.9	$136.2	$(93.9)		$148.2	$(58.1)		$90.1

Net earnings per share-basic from continuing operations attributable to FIS common stockholders	$0.43				$0.39			$0.29
Net earnings per share-basic from discontinued operations attributable to FIS common stockholders	0.02				0.01			0.02

Net earnings per share-basic attributable to FIS common stockholders	$0.45				$0.40			$0.31

Weighted average shares outstanding-basic	236.4		134.8	(g)	371.2	(80.6	) (j)	290.6

Net earnings per share-diluted from continuing operations attributable to FIS common stockholders	$0.42				$0.38			$0.29
Net earnings per share-diluted from discontinued operations attributable to FIS common stockholders	0.02				0.02			0.02

Net earnings per share-diluted attributable to FIS common stockholders	$0.44				$0.40			$0.31

Weighted average shares outstanding-diluted	239.4		134.8	(g)	374.2	(80.6	) (j)	293.6

Amounts attributable to FIS common stockholders:
Earnings from continuing operations, net of tax	$101.3	$136.2	$(93.9)		$143.6	$(58.1)		$85.5
Earnings from discontinued operations, net of tax	4.6	—	—		4.6	—		4.6

Net earnings attributable to FIS	$105.9	$136.2	$(93.9)		$148.2	$(58.1)		$90.1

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF EARNINGS
FOR THE THREE MONTHS ENDED MARCH 31, 2010

	As	Pro Forma		Pro
	Reported	Adjustments		Forma
	(In millions, except per share data)

Processing and services revenues	$1,249.6	—		$1,249.6
Cost of revenues	907.2	—		907.2

Gross profit	342.4	—		342.4
Selling, general and administrative expenses	158.6	—		158.6
Impairment charges	—	—		—

Operating income	183.8	—		183.8

Other income (expense):
Interest expense, net	(28.3)	(83.7	) (h) (i)	(112.0)
Other income (expense), net	(5.3)	—		(5.3)

Total other income (expense)	(33.6)	(83.7)		(117.3)

Earnings from continuing operations before income taxes	150.2	(83.7)		66.5
Provision for income taxes	55.6	(31.0	) (f)	24.6

Earnings from continuing operations, net of tax	94.6	(52.7)		41.9
Loss from discontinued operations, net of tax	(1.1)	—		(1.1)

Net earnings	93.5	(52.7)		40.8
Net loss attributable to noncontrolling interest	0.1	—		0.1

Net earnings attributable to FIS	$93.6	$(52.7)		$40.9

Net earnings per share-basic from continuing operations attributable to FIS common stockholders	$0.25			$0.14
Net earnings per share-basic from discontinued operations attributable to FIS common stockholders	—			—

Net earnings per share-basic attributable to FIS common stockholders	$0.25			$0.14

Weighted average shares outstanding-basic	373.3	(80.6	) (j)	292.7

Net earnings per share-diluted from continuing operations attributable to FIS common stockholders	$0.25			$0.14
Net earnings per share-diluted from discontinued operations attributable to FIS common stockholders	—			—

Net earnings per share-diluted attributable to FIS common stockholders	$0.25			$0.14

Weighted average shares outstanding-diluted	379.9	(80.6	) (j)	299.3

Amounts attributable to FIS common stockholders:
Earnings from continuing operations, net of tax	$94.7	$(52.7)		$42.0
Loss from discontinued operations, net of tax	(1.1)	—		(1.1)

Net earnings attributable to FIS	$93.6	$(52.7)		$40.9

PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

	March 31, 2010
		Pro Forma
	As Reported	Adjustments		Pro Forma
	(In millions, except per share data)

Assets
Current assets:
Cash and cash equivalents	$463.9	$(52.0	) (k)	$411.9
Other current assets	1,129.3	—		1,129.3

Total current assets	1,593.2	(52.0)		1,541.2
Goodwill	8,221.0	—		8,221.0
Intangible assets, net of accumulated amortization	2,369.6	—		2,369.6
Other noncurrent assets	1,650.2	38.6	(l)	1,688.8

Total assets	$13,834.0	$(13.4)		$13,820.6

Liabilities and Stockholders’ Equity
Current liabilities:
Other current liabilities	$1,021.8	$—		$1,021.8
Current portion of long-term debt	236.9	(8.1	) (m)	228.8

Total current liabilities	1,258.7	(8.1)		1,250.6
Long-term debt, excluding current portion	2,815.6	2,544.4	(m)	5,360.0
Other long-term liabilities	1,202.2	—		1,202.2

Total liabilities	5,276.5	2,536.3		7,812.8

Stockholders’ Equity
Common stock $0.01 par value	3.8	(0.8	) (n)	3.0
Additional paid in capital	7,324.4	(2,499.2	) (n)	4,825.2
Retained Earnings	1,209.5	(49.7	) (l)	1,159.8
Accumulated other comprehensive earnings (loss), net	54.2	—		54.2
Treasury stock	(239.2)	—		(239.2)

Total FIS stockholders’ equity	8,352.7	(2,549.7)		5,803.0
Noncontrolling interest	204.8	—		204.8

Total equity	8,557.5	(2,549.7)		6,007.8

Total liabilities and stockholders’ equity	$13,834.0	$(13.4)		$13,820.6

(a)	To eliminate activity between FIS and Metavante and to conform Metavante’s classifications to those of FIS, resulting in net reductions in revenues, cost of revenues, and selling, general and administrative expenses of $25.2 million, $23.1 million and $.6 million, respectively.

(b)	To reduce revenue $53.4 million for the fair value purchase accounting adjustment to deferred revenue as if the acquisition had occurred on January 1, 2009.

(c)	To reverse amortization of Metavante deferred conversion costs of $10.1 million eliminated in purchase accounting, and to record estimated intangible asset amortization and incremental software amortization of $119.1 million for the nine-month period.

(d)	To reverse Metavante intangible asset amortization originally recorded for the nine-month period of $22.2 million, and to reduce commission expense $6.0 million to conform recognition of expense to FIS policy.

(e)	To account for the net increase in stock compensation expense of $5.3 million that would have been recognized for the nine-month period.

(f)	Reflects the tax benefit associated with the pro forma adjustments at an effective tax rate of 37.0% for the three months ended March 31, 2010 and 33.4% for the year ended December 31, 2009.

(g)	Reflects the issuance of Shares to Metavante stockholders relative to the merger and to THL and FNF shareholders relative the private placement as if those transactions had been executed on January 1, 2009.

(h)	Recognition of $3.3 million loss on recapitalization of New Term Loan B, write-off of $5.0 million of deferred issue costs on original Term Loan A, plus $41.4 million consent fees and other costs associated with deemed extinguished debt.

(i)	Reflects the anticipated net increase in interest expense and debt issue cost amortization based on current information about pricing and rates, as follows:

	Three Months Ended	Year Ended
	March 31, 2010	December 31, 2009
	(in millions)

Reverse interest expense recorded on existing debt facilities	$(27.4)	$(215.0)
Term Loan A	15.5	64.6
New Term Loan B	14.9	63.5
$1,200.0 million new senior notes	25.5	102.0
Extended Revolver	4.0	16.6
Amortization of debt issue costs	1.5	5.9

Incremental interest expense	$34.0	$37.6

(j)	Reflects the purchase of 80.6 million shares of common stock, assuming a price of $31, the high end of the Tender Offer range and an aggregate purchase price of $2,500.0 million.

(k)	Reflects the reduction in cash on hand for debt payments subsequent to March 31, 2010 and prior to the recapitalization.

(l)	Addition of anticipated new debt issue costs of $43.6 million, less write-off of previously deferred debt issue costs of $5.0 million and adjustment to retained earnings of $49.7 million to account for costs to be immediately expensed rather than deferred.

(m)	Reflects the anticipated net new borrowings under the amended credit facilities, resulting in a reduction of $8.1 million to the current portion of long-term debt and a net increase to non-current of $2,544.4 million.

(n)	Reflects the purchase of 80.6 million shares of common stock, assuming a price of $31, the high end of the Tender Offer range and an aggregate purchase price of $2,500 million.

10.	Certain Information Concerning FIS.

FIS is a leading global provider of banking and payments technology solutions, processing services and information-based services. We offer financial institution core processing, card issuer and transaction processing services, including the NYCE Network, a leading national electronic funds transfer (EFT) network. FIS is a member of the Standard and Poor’s (S&P) 500® Index and has consistently held a leading ranking in the annual FinTech 100 rankings.

As of March 31, 2010, FIS had more than 300 solutions serving over 14,000 financial institutions and business customers in over 100 countries spanning most segments of the financial services industry. These customers include 40 of the top 50 global banks, including nine of the top ten, as ranked by Bankersalmanac.com as of November 2009, as well as mid-tier and community banks, credit unions, commercial lenders, automotive financial institutions, healthcare providers and governments. Additionally, we provide services to numerous retailers via our check processing and guarantee services. No individual customer represents more than 5% of our revenues.

Results of Operations. FIS expects to publish its earnings release for the quarterly period ending June 30, 2010 on July 20, 2010, prior to the Expiration Time of the Tender Offer. Shareholders are advised to review FIS’ earnings release when available. We expect that our Quarterly Report on Form 10-Q for such quarterly period will not be filed until after the expiration of the Tender Offer.

Metavante Acquisition. On October 1, 2009, FIS completed the Metavante Acquisition. We expect to realize a total of approximately $260 million in annualized cost synergies created by the Metavante Acquisition.

Our executive offices are located at 601 Riverside Avenue, Jacksonville, Florida 32204, telephone number (904) 854-5000. Our Internet address is www.fisglobal.com for corporate and investor information. The information contained on our web site or connected to our web site is not incorporated by reference into this Offer to Purchase and should not be considered part of this Offer to Purchase.

Additional Information. FIS is subject to the information requirements of the Exchange Act, and, in accordance therewith, files periodic reports, proxy statements and other information relating to its business, financial condition and other matters. FIS is required to disclose in these proxy statements certain information, as of particular dates, concerning the FIS directors and executive officers, their compensation, securities granted to them, the principal holders of the securities of FIS and any material interest of such persons in transactions with FIS. Pursuant to Rule 13e-4(c)(2) under the Exchange Act, FIS has filed with the SEC an Issuer Tender Offer Statement on Schedule TO which includes additional information with respect to the Tender Offer. This material and other information may be inspected at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material can also be obtained by mail, upon payment of the SEC’s customary charges, by writing to the Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a web site on the Internet at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

Incorporation by Reference. The rules of the SEC allow us to “incorporate by reference” information into this Offer to Purchase, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. These documents contain important information about us.

SEC Filings (File No. 001-16427)	Period or Date Filed

Annual Report on Form 10-K	Year ended December 31, 2009 (including certain information specifically incorporated by reference into the Annual Report on Form 10-K from FIS’ definitive proxy statement filed on April 15, 2010)
Quarterly Report on Form 10-Q	Quarter ended March 31, 2010
Current Reports on Form 8-K	Filed March 3, 2010, June 2, 2010, June 7, 2010, July 2, 2010 and July 6, 2010.

We incorporate by reference the documents listed above (except to the extent that any such filing or the information contained in such filing is deemed “furnished” and not “filed” in accordance with SEC rules). You may request a copy of these filings, at no cost, by writing or telephoning us at our principal executive offices at the following address: Investor Relations Department, Fidelity National Information Services, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204, telephone number (904) 854-5000. Please be sure to include your complete name and address in the request.

Shares Outstanding. As of June 30, 2010, we had 379,147,170 issued and outstanding Shares and 24,278,448 shares underlying vested but unexercised options. Since the Purchase Price will only be determined after the Expiration Time, the number of Shares that will be purchased will not be known until after that time. Based on an aggregate purchase price of $2,500,000,000, if the Purchase Price is determined to be $29.00 per Share, the minimum Purchase Price under the Tender Offer, the maximum number of Shares that will be purchased under the Tender Offer is 86,206,896. Assuming that the Tender Offer is fully subscribed and based on an aggregate purchase price of $2,500,000,000, if the Purchase Price is determined to be $31.00 per Share, the maximum Purchase Price under the Tender Offer, the minimum number of Shares that will be purchased under the Tender Offer is 80,645,161. The maximum of 86,206,896 Shares that FIS is offering to purchase under the Tender Offer represents approximately 22.74% of the total number of Shares issued and outstanding, and approximately 21.37% of shares assuming exercise of all vested but unexercised options, as of June 30, 2010. Assuming the Tender Offer is fully subscribed, the minimum of 80,645,161 Shares that FIS is offering to purchase under the Tender Offer represents approximately 21.27% of the total number of Shares issued and outstanding, and approximately 19.99% of shares assuming exercise of all vested but unexercised options, as of June 30, 2010.

11.	Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares.

Interests of Directors and Executive Officers. As of June 28, 2010, we had 379,129,798 issued and outstanding Shares, and FIS’ directors and executive officers as a group (15 individuals) beneficially owned an aggregate of 11,061,858 Shares, representing approximately 2.85% of the outstanding shares of common stock assuming conversion, vesting or exercise of certain FIS equity securities as described below.

The directors and executive officers of FIS are entitled to participate in the Tender Offer on the same basis as all other shareholders and certain of our directors and executive officers have advised us that they may tender Shares in the Tender Offer, including through the conditional exercise of vested stock options to purchase Shares and tender of the remaining underlying Shares, subject to acceptance in the Tender Offer. See the current beneficial ownership of our directors and executive officers set forth below. The equity ownership of our directors and executive officers who do not tender their Shares in the Tender Offer will proportionally increase as a percentage of our outstanding common stock following the consummation of the Tender Offer and could also proportionally increase to a greater or lesser extent if such persons were to tender some but not all of their Shares. In the event that one or more of our directors or executive officers tenders Shares in the Tender Offer and such Shares are purchased pursuant to the Tender Offer, such person’s proportional holdings of Shares as a percentage of our outstanding common stock will change to a greater or lesser extent, depending upon whether more or less Shares are purchased pursuant to the Tender Offer.

Except as described above, to FIS’ knowledge, none of its affiliates intends to tender any Shares in the Tender Offer.

The following table presents information as of June 28, 2010 relating to the beneficial ownership of FIS’ capital stock by (1) each director and executive officer of FIS and (2) all directors and executive officers of FIS as a group.

Except as set forth in the table, such persons listed in the table may be contacted at FIS’ corporate headquarters at 601 Riverside Avenue, Jacksonville, Florida 32204.

For each listed person, the number of shares of FIS common stock and the percentage of each such class listed assume the conversion or exercise of certain FIS equity securities, as described below, owned by such person, but do not assume the conversion or exercise of any equity securities owned by any other person, entity or group. For each listed person, the number of shares of FIS common stock and the percentage of each such class listed include shares of FIS common stock that may be acquired by such person, entity or group on the conversion, vesting or exercise of equity securities, such as stock options, that can be converted or exercised, restricted stock that vests and becomes non-forfeitable and restricted stock units that have or will have vested and be settled, within 60 days of June 28, 2010.

BENEFICIAL OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

	FIS Common Stock
			Percentage After
Beneficial Owner	Shares	Percentage	Tender Offer (1)

William P. Foley, II (2)	4,203,056	1.10%	1.42%
Thomas M. Hagerty (3)	78,792	*	*
Michael D. Hayford (4)	987,958	*	*
Keith W. Hughes (5)	53,251	*	*
David K. Hunt (6)	64,693	*	*
Stephan A. James (7)	18,407	*	*
Frank R. Martire (8)	1,431,863	*	*
Richard N. Massey (9)	110,420	*	*
James C. Neary (10)	15,933	*	*
Gary A. Norcross (11)	1,625,464	*	*
Francis R. Sanchez (12)	994,082	*	*
Brent B. Bickett (13)	1,158,105	*	*
Michael L. Gravelle (14)	119,736	*	*
Michael P. Oates (15)	161,406	*	*
James W. Woodall (16)	38,691	*	*
All current Directors and Officers (15 persons)	11,061,858	2.85%	3.67%

(*)	The percentage of shares beneficially owned does not exceed 1% of the class.

(1)	Assumes that 86,206,896 Shares are purchased by FIS pursuant to the Tender Offer and that no director or executive officer listed herein tenders his or her Shares in the Tender Offer.

(2)	Included in this amount are 1,123,323 Shares held by Folco Development Corporation, of which Mr. Foley and his spouse are the sole shareholders, and 311,222 Shares held by Foley Family Charitable Foundation. Additionally, 461,313 Shares included in this amount are pledged in connection with a collateral account held by Mr. Foley at Bank of America. Amount includes 1,595,521 Shares and options to acquire 2,607,535 Shares that are exercisable within 60 days of June 28, 2010.

(3)	Amount includes 6,531 Shares and options to acquire 72,261 Shares that are exercisable within 60 days of June 28, 2010.

(4)	Included in this amount are 12,388 Shares held by a grantor retained annuity trust. Amount includes 125,370 Shares and options to acquire 862,588 Shares that are exercisable within 60 days of June 28, 2010.

(5)	Amount includes 3,500 Shares and options to acquire 49,751 Shares that are exercisable within 60 days of June 28, 2010. Additionally, Mr. Hughes holds 19,567 shares of phantom stock, with each share of phantom stock having the economic equivalent of one share of FIS common stock. Shares of phantom stock are payable in cash following Mr. Hughes’s termination of service as a director.

(6)	Included in this amount are 1,500 Shares held by Mr. Hunt’s wife. Amount includes 14,942 Shares and options to acquire 49,751 Shares that are exercisable within 60 days of June 28, 2010. Additionally, Mr. Hunt holds 28,803 shares of phantom stock, with each share of phantom stock having the economic equivalent of one share of FIS common stock. Shares of phantom stock are payable in cash following Mr. Hunt’s termination of service as a director.

(7)	Amount includes 11,557 Shares and options to acquire 6,850 Shares that are exercisable within 60 days of June 28, 2010.

(8)	Included in this amount are 719 Shares held in an Individual Retirement Account and 47,792 Shares held in a trust. Amount includes 169,238 Shares and options to acquire 1,262,625 Shares that are exercisable within 60 days of June 28, 2010.

(9)	Amount includes 60,669 Shares and options to acquire 49,751 Shares that are exercisable within 60 days of June 28, 2010.

(10)	Amount includes 8,881 Shares and options to acquire 7,052 Shares that are exercisable within 60 days of June 28, 2010. Excluded from this amount are Shares held by affiliates of Warburg Pincus & Co. See “Beneficial Ownership of 5%+ Shareholders” table below.

(11)	Amount includes 207,773 Shares and options to acquire 1,417,691 Shares that are exercisable within 60 days of June 28, 2010.

(12)	Amount includes 89,462 Shares and options to acquire 904,620 Shares that are exercisable within 60 days of June 28, 2010.

(13)	Amount includes 148,344 Shares and options to acquire 1,009,761 Shares that are exercisable within 60 days of June 28, 2010.

(14)	Amount includes 17,368 Shares and options to acquire 102,368 Shares that are exercisable within 60 days of June 28, 2010.

(15)	Amount includes 26,766 Shares and options to acquire 134,640 Shares that are exercisable within 60 days of June 28, 2010.

(16)	Amount includes 14,024 Shares and options to acquire 24,667 Shares that are exercisable within 60 days of June 28, 2010.

BENEFICIAL OWNERSHIP OF 5%+ SHAREHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock by each shareholder who is known by FIS to beneficially own 5% or more of our Shares:

			Percentage
			After Tender
Beneficial Owner	Shares	Percentage(1)	Offer (1)(2)

WPM, L.P. (3)	40,727,268	10.74%	13.90%
Capital World Investors (4)	31,680,498	8.36%	10.81%
FMR LLC (5)	27,954,081	7.37%	9.54%

(1)	Percentage ownership is based on 379,147,170 Shares outstanding as of June 30, 2010.

(2)	Assumes that 86,206,896 Shares are purchased by FIS pursuant to the Tender Offer and that the holders listed herein do not tender any of their Shares in the Tender Offer.

(3)	WPM (as defined below) holds and is direct beneficial owner of the shares of FIS common stock listed above, as of June 22, 2010. WPM GP, LLC, a Delaware limited liability company (“WPM GP”) is the general partner of WPM. Warburg Pincus Private Equity IX, L.P. (“WP IX”) is the sole general partner of WPM GP. Warburg Pincus IX, LLC (“WP IX LLC”), an indirect subsidiary of Warburg Pincus & Co. (“WP”), is the sole general partner of WP IX. Warburg Pincus Partners, LLC (“WP Partners”), a direct subsidiary of WP, is the sole member of WP IX. WP IX is managed by Warburg Pincus LLC (“WP LLC”). Charles R. Kaye and Joseph P. Landy are Managing General Partners of WP and Managing Members and Co-Presidents of WP LLC and may be deemed to control WPM and these related entities. Each of WPM GP, WP IX, WP IX LLC, WP, WP Partners, WP LLC and Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by WPM. The address of the principal business and principal office of WPM is c/o Warburg Pincus LLC, 450 Lexington Avenue, New York, New York 10017.

In connection with the Metavante Acquisition, WPM received a stock purchase right that may be exercised quarterly, for a number of shares based on the number of subject Metavante employee options exercised during the preceding quarter. The amount shown in the table excludes shares that WPM has the right to purchase pursuant to the stock purchase right agreement with respect to the quarter ended March 31, 2010, see “— Transactions and Arrangements Concerning Shares” below.

(4)	According to a Schedule 13G/A filed February 11, 2010, Capital World Investors, a division of Capital Research and Management Company (“CRMC”) 333 South Hope Street, Los Angeles, CA 90071, is deemed to be the beneficial owner of 31,680,498 shares as a result of CRMC acting as investment advisor to various investment companies registered under Section 8 of the Investment Company Act of 1940.

(5)	According to a Schedule 13G/A filed February 16, 2010, FMR LLC and Edward C. Johnson 3d, whose address is 82 Devonshire Street, Boston, Massachusetts 02109, are deemed to be the beneficial owners of 27,954,081 shares as a result of various of FMR LLC’s subsidiaries having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of FIS’ shares. Of those subsidiaries, only Fidelity Management & Research Company, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is indicated as holding five percent or greater of FIS’ shares.

Recent Securities Transactions. Based on FIS’ records and information provided to FIS by its directors, executive officers, associates and subsidiaries, neither FIS, nor, to the best of FIS’ knowledge, any directors or executive officers of FIS or any associates or subsidiaries of FIS, has effected any transactions in Shares during the 60-day period before the date hereof, except as follows:

•	On June 16, 2010, William P. Foley II, the Executive Chairman of FIS’ Board of Directors, disposed of 750,000 shares of FIS common stock at prices ranging from $27.63 per Share to $27.72 per Share.

•	FIS Repurchase Plan. In February 2010 the Company’s Board of Directors approved a plan authorizing repurchases of up to 15.0 million Shares in the open market, at prevailing market prices or in privately negotiated transactions, through January 31, 2013. Under the plan, we have repurchased 1.4 million shares through June 30, 2010.

•	On June 30, 2010, David K. Hunt and Keith W. Hughes, members of FIS’ Board of Directors, received 53.698 and 36.4791 shares of phantom stock in connection with the reinvestment by FIS of dividends on their behalf pursuant to the Certegy Inc. Deferred Compensation Plan, which were valued at $26.82 per share. These shares are not reflected in the “Beneficial Ownership of Directors and Executive Officers” table above.

Transactions and Arrangements Concerning Shares.

Shareholders Agreement with WPM. In connection with the Metavante Acquisition and based upon certain then-existing rights of WPM, L.P. (“WPM”), a Delaware limited partnership affiliated with

Warburg Pincus Private Equity IX, L.P. (collectively “Warburg Pincus”), in respect of its investment in Metavante, WPM and FIS entered into a shareholders agreement, dated as of March 31, 2009 and effective as of October 1, 2009, upon the completion of the Metavante Acquisition. The shareholders agreement provides WPM with the right to nominate and have appointed one director to FIS’ Board of Directors until the earlier of (1) such time as WPM no longer holds at least 20% of the number of shares of FIS common stock received by WPM in the Metavante Acquisition and purchased by WPM in connection with the stock purchase right agreement described below and (2) the tenth anniversary of the completion of the Metavante Acquisition. The shareholders agreement also provides WPM with certain registration rights.

Stock Purchase Right Agreement. WPM, Metavante and FIS entered into a stock purchase right agreement, dated as of March 31, 2009 and effective as of October 1, 2009, upon the completion of the Metavante Acquisition. The stock purchase right agreement relates to Metavante employee stock options that were outstanding as of the date of Warburg Pincus’ initial investment in Metavante. The stock purchase right may be exercised quarterly for a number of Shares equal to one-third of the number of such employee stock options exercised during the preceding quarter, at a price equal to one-third of the aggregate exercise prices for such options. Alternatively, the right may be exercised for a number of Shares equal to the difference between (i) one-third of the number of such employee stock options exercised during the preceding quarter and (ii) the quotient of one-third of the aggregate exercise prices of such options exercised divided by the quoted closing price of a common share on the day immediately before exercise of the purchase right, at a price equal to $.01 per Share. As of March 31, 2010, approximately 6.3 million employee options remained outstanding that were subject to this purchase right; therefore, the right will permit Warburg Pincus to purchase at most an additional 2.1 million Shares.

Investment Agreement with FNF and THL. On October 1, 2009, pursuant to an investment agreement with Thomas H. Lee Partners, L.P. (“THL”) (and affiliates thereof) and Fidelity National Financial, Inc. dated as of March 31, 2009, FIS issued and sold (a) to THL in a private placement 12.9 million shares of FIS common stock for an aggregate purchase price of approximately $200.0 million and (b) to FNF in a private placement 3.2 million shares of FIS common stock for an aggregate purchase price of approximately $50.0 million. Pursuant to the investment agreement, THL has the right to nominate and cause FIS to appoint one individual to FIS’ Board of Directors until the earlier of (a) the date on which THL holds less than 35% of the number of shares of FIS common stock received in the THL investment and (b) the tenth anniversary of the completion of the investments. The investment agreement also provides THL and FNF with certain registration rights.

Board Compensation Arrangements Involving FIS Securities.

Each non-employee director of FIS receives an annual retainer of $65,000, payable quarterly, plus $2,000 for each Board of Directors or committee meeting that the director attends. The chairman and each member of the Audit Committee receives an additional annual fee (payable in quarterly installments) of $24,500 and $13,500, respectively, for their service on the Audit Committee. The chairman of our Board of Directors and each member of the Compensation Committee and the Corporate Governance and Nominating Committee receive an additional annual fee (payable in quarterly installments) of $15,000 and $6,000, respectively, for their service on such committees. In addition, each director received a 2009 long-term incentive award of 15,800 options and restricted stock award of 2,500 shares. The options were granted under our 2008 Omnibus Incentive Plan, have a seven-year term, have an exercise price equal to the fair market value of a Share on the date of grant and vest proportionately each year over three years from the date of grant based upon continued service on our Board of Directors. The restricted stock award vests over three years and is subject to certain synergy cost savings goals which must be achieved prior to the annual vesting. Each member of our Board of Directors is eligible to participate in our deferred compensation plan to the extent he elects to defer any Board of Directors or committee fees.

In addition, two of our directors, Mr. Hughes and Mr. Hunt, participate in the Certegy Inc. Deferred Compensation Plan for non-employee directors. Under the plan, participants were able to defer and be deemed to invest up to 100% of their director’s fees in either a phantom stock fund representing our common stock or in an interest bearing account. All deferred fees are held in our general funds and are paid in cash. Both Mr. Hughes and Mr. Hunt deferred fees through December 31, 2006 and elected to invest those fees in a phantom stock fund under the plan. No new deferrals are permitted under the Certegy Inc. Deferred Compensation Plan, but dividends on the phantom shares currently held in the plan are reinvested in additional phantom shares. In general, deferred amounts are not paid until after the director terminates service on our Board of Directors, at which time he will be paid either in a lump sum or in annual payments over not more than ten years, as elected by the director.

Compensation Arrangements for Executive Officers Involving FIS Securities.

Equity Plans

2008 Omnibus Incentive Plan. The FIS 2008 Omnibus Incentive Plan (“2008 Plan”) provides for the grant of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units and other Share-based or Share-related awards to current or former employees, directors and consultants. The 2008 Plan is administered by the Compensation Committee of our Board of Directors (the “Committee”). As of June 28, 2010, there were 15,687,836 Shares available for future grant under the 2008 Plan.

Typically, stock options granted under the 2008 Plan have a seven-year term, have an exercise price equal to the fair market value of a Share on the date of grant and vest in three equal annual installments subject to continued employment, beginning on the first anniversary of the date of grant. For restricted stock granted in 2009 under the 2008 Plan, the restricted stock vests based on meeting two conditions: (1) achievement of $280 million in synergy cost savings from the Metavante Acquisition, and (2) proportionate vesting each year over three years subject to continued employment. Prior to 2009, restricted stock granted under the 2008 Plan vested proportionately over three years subject to continued employment.

Metavante 2007 Equity Incentive Plan. We assumed the Metavante 2007 Equity Incentive Plan (the “2007 Plan”) in connection with the Metavante Acquisition on October 1, 2009. The 2007 Plan is administered by the Committee and provides for the grant of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units, performance stock and performance units to current employees, non-employee directors and consultants (or other service providers). As of June 28, 2010, there were 14,439,661 Shares available for future grant under the 2007 Plan.

Stock options granted in 2009 under the 2007 Plan have a seven-year term, have an exercise price equal to the fair market value of a Share on the date of grant and vest in three equal annual installments subject to continued employment, beginning on the first anniversary of the date of grant. Prior to 2009, stock options typically had a ten-year term and vested in four equal installments subject to continued employment, beginning on the first anniversary of the date of grant. For restricted stock granted in 2009 under the 2007 Plan, the restricted stock vests based on meeting two conditions: (1) achievement of $280 million in synergy cost savings from the Metavante Acquisition, and (2) proportionate vesting each year over three years subject to continued employment. Prior to 2009, restricted stock granted under the 2007 Plan vested proportionately over four years subject to continued employment.

We currently only grant equity awards under the 2008 Plan and the 2007 Plan.

Certegy Inc. Stock Incentive Plan. Following the merger of Certegy Inc. and Fidelity National Information Services, Inc., we assumed the Certegy Inc. Stock Incentive Plan (the “Certegy Plan”). The Certegy Plan is administered by the Committee and provides for the grant of qualified and non-qualified stock options, restricted stock and restricted stock units to directors, officers and other key employees. Options granted under the Certegy Plan have an exercise price equal to the fair market value of a Share on the date of grant. All options and awards outstanding under the Certegy Plan are fully vested. Equity awards are no longer granted under the Certegy Plan, but it remains in operation in order to administer outstanding awards.

FIS 2005 Stock Incentive Plan. In 2005, we adopted the FIS 2005 Stock Incentive Plan (the “2005 Plan”) that is administered by the Committee and provides for the grant of nonqualified stock options, incentive stock options, and other Share-based awards to directors, employees and consultants. Typically, options granted under the 2005 Plan have a ten-year term and vest quarterly over either a four or five year period or based on specific performance criteria. Options granted under the 2005 Plan have an exercise price equal to the fair market value of a Share on the date of grant. Equity awards are no longer granted under the 2005 Plan, but it remains in operation in order to administer outstanding awards.

Legacy FNF Plans. On November 9, 2006, as part of the closing of the merger of Fidelity National Financial, Inc. with and into FIS, we assumed certain options and restricted stock grants that our employees and directors held in FNF under the FNF stock-based compensation plans (the “FNF Plans”).

Certain FIS employees were participants in the FNF Plans prior to the merger in 2006. The FNF Plans provide for the granting of incentive and nonqualified stock options, restricted stock and other stock-based incentive awards for officers and key employees. All outstanding grants of incentive and nonqualified stock options under the FNF Plans are fully vested. There have been no options granted to FIS employees under these plans since 2006, but the relevant FNF Plans remain in operation in order to administer outstanding awards.

Benefit Plans

Employee Stock Purchase Plan. FIS employees participate in the Fidelity National Information Services, Inc. ESPP, which provides a program through which our executives and employees can purchase shares of our common stock through payroll deductions and through matching employer contributions. Participants may elect to contribute between 3% and 15% of their base salary and certain commissions into the ESPP through payroll deduction. Shares purchased are allocated to employees based upon their contributions. We contribute varying matching amounts as specified in the ESPP and the matching contributions, together with the employee deferrals, are used to purchase shares of our common stock on the open market. As of June 28, 2010, there were 2,993,186 Shares available for issuance under the ESPP.

401(k) Profit Sharing Plan. The Fidelity National Information Services, Inc. 401(k) Profit Sharing Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”). The plan contains a cash or deferred arrangement under Section 401(k) of the Code and an employee stock ownership plan feature. Participating employees may contribute up to 40% of their eligible compensation, but not more than statutory limits. We contribute an amount equal to 50% of each participant’s voluntary contributions under the plan, up to a maximum of 6% of eligible compensation for each participant. Participants may direct the trustee to invest funds in any investment option available under the plan. The plan provides employees with a menu of investment options, including our common stock through the employee stock ownership plan feature. Wells Fargo Bank, N.A. is the trustee of the plan. Wells Fargo passes through the voting rights for our common stock to plan participants with respect to the portion of their account balance invested in the employee stock ownership plan feature. A participant is always 100% vested in his or her voluntary contributions. Vesting in matching contributions occurs on a pro rata basis over an employee’s first three years of employment with FIS. All of the plan’s investment options are fully participant directed.

Metavante Retirement Program. The Metavante Retirement Program is a profit sharing plan which includes a deferred arrangement under Section 401(k) of the Code and a matching contribution feature and is intended to be qualified under Section 401(a) of the Code. The plan includes a company stock fund that holds shares of FIS common stock. The Metavante Retirement Program was terminated in connection with the closing of the Metavante Acquisition and, as a result, no new contributions have been made to the plan and the account balance of each participant will be distributed pending receipt of a favorable IRS determination letter on termination. All of the plan’s investment options are fully participant directed.

NYCE Corporation Employee’s Tax Deferred Savings Plan. The NYCE Corporation Employee’s Tax Deferred Savings Plan is a 401(k) tax-qualified retirement plan under Section 401(a) of the Code. The plan includes a company stock fund that holds shares of FIS common stock. The NYCE Corporation Employee’s Tax Deferred Savings Plan was terminated in connection with the closing of the Metavante Acquisition and, as a result, no new contributions have been made to the plan and the account balance of each participant will be distributed pending receipt of a favorable IRS determination letter on termination. All of the plan’s investment options are fully participant directed.

Specific Agreements with Certain Executive Officers.

In addition to the equity plans set forth above, we are party to the following agreements with executive officers relating to FIS securities.

William P. Foley, II. On September 30, 2009, we entered into an employment agreement with Mr. Foley, which became effective upon the completion of the Metavante Acquisition, and amended, restated, and superseded Mr. Foley’s prior employment agreement. Pursuant to this agreement, Mr. Foley is employed in an executive capacity as our Executive Chairman for an initial term of two years from the completion of the Metavante Acquisition, with automatic one year extensions unless either party provides timely notice that the term should not be extended. Mr. Foley was granted a retention equity award equal to $9.1 million in restricted stock units on the date of the completion of the Metavante Acquisition that vested on April 1, 2010. The agreement also provided that all of Mr. Foley’s then-outstanding unvested equity awards would immediately vest as of the effective date of the employment agreement.

Frank Martire. We entered into a three-year employment agreement with Mr. Martire, effective March 31, 2009 and commencing immediately following the Metavante Acquisition, to serve as our President and Chief Executive Officer, with a provision for automatic annual extensions unless either party provides timely notice that the term should not be extended. Under the agreement, Mr. Martire received a grant of non-qualified stock options to acquire 1,000,000 shares of FIS common stock and an award of $1,000,000 in restricted stock. Mr. Martire’s employment agreement provides for, upon certain qualifying terminations of employment, the immediate vesting or payment of all equity awards, other than performance awards, which vest pursuant to their express terms, and all stock options remain exercisable for five years following termination or, if sooner, until the end of the option term. The terms of Mr. Martire’s equity awards are otherwise consistent with the terms of the equity awards granted under the equity plans described above.

Michael D. Hayford. We entered into a three-year employment agreement with Mr. Hayford, effective March 31, 2009 and commencing immediately following the Metavante Acquisition, to serve as our Executive Vice President and Chief Financial Officer, with a provision for automatic annual extensions unless either party provides timely notice that the term should not be extended. Under the agreement, Mr. Hayford received a grant of non-qualified stock options to acquire 750,000 shares of FIS common stock. Mr. Hayford’s employment agreement provides for, upon certain qualifying terminations of employment, the immediate vesting or payment of all equity awards, other than performance awards, which vest pursuant to their express terms, and all stock options remain exercisable for five years following termination or, if sooner, until the end of the option term. The terms of Mr. Hayford’s equity awards are otherwise consistent with the terms of the equity awards granted under the equity plans described above.

Except as otherwise described herein, neither FIS nor, to the best of FIS’ knowledge, any of its affiliates, directors or executive officers is a party to any agreement, arrangement or understanding with any other person relating, directly or indirectly, to the Tender Offer or with respect to any securities of FIS, including, but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of the securities of FIS, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations.

12.	Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act.

The purchase by FIS of Shares under the Tender Offer will reduce the number of Shares that might otherwise be traded publicly and may reduce the number of FIS shareholders. As a result, trading of a relatively small volume of the Shares after consummation of the Tender Offer may have a greater impact on trading prices than would have been the case prior to consummation of the Tender Offer. As of June 30, 2010, we had issued and outstanding approximately 379,147,170 shares of common stock. The maximum of 86,206,896 shares of common stock that we are offering to purchase (without giving effect to any lesser amount as we may elect to purchase, subject to applicable law) represents approximately 22.74% of the shares of common stock outstanding, and approximately 21.37% of Shares assuming exercise of all vested but unexercised options, as of that date, and, assuming the Tender Offer is fully subscribed, the minimum of 80,645,161 shares of common stock that we are offering to purchase represents approximately 21.27% of the shares of common stock outstanding, and approximately 19.99% of Shares assuming exercise of all vested but unexercised options, as of that date. Shareholders may be able to sell non-tendered Shares in the future on the NYSE or otherwise, at a net price higher or lower than the Purchase Price in the Tender Offer. We can give no assurance, however, as to the price at which a shareholder may be able to sell such Shares in the future.

The Shares are currently “margin securities” under the rules of the Board of Governors of the Federal Reserve System. This classification has the effect, among other things, of allowing brokers to extend credit to their customers using the Shares as collateral. FIS believes that, following the purchase of Shares under the Tender Offer, the Shares remaining outstanding will continue to be margin securities for purposes of the Federal Reserve Board’s margin rules and regulations.

FIS anticipates that there will be a sufficient number of Shares outstanding and publicly traded following completion of the Tender Offer to ensure a continued trading market for the Shares. Based upon published guidelines of NYSE, FIS does not believe that its purchase of Shares under the Tender Offer will cause the remaining outstanding shares of FIS common stock to be delisted from trading on the NYSE.

The Shares are registered under the Exchange Act, which requires, among other things, that FIS furnish certain information to its shareholders and the SEC and comply with the SEC’s proxy rules in connection with meetings of the FIS shareholders. FIS believes that its purchase of Shares under the Tender Offer will not result in the Shares becoming eligible for deregistration under the Exchange Act.

It is a condition of our obligation to purchase Shares pursuant to the Tender Offer that it is not reasonably determined by us that the completion of the Tender Offer and the purchase of the Shares may cause the Shares to be held of record by fewer than 300 persons, to cease to be traded on or otherwise to be delisted from the NYSE or to be eligible for deregistration under the Exchange Act.

13.	Legal Matters; Regulatory Approvals.

Except as described above, FIS is not aware of any license or regulatory permit that appears material to its business that might be adversely affected by its acquisition of Shares as contemplated by the Tender Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for the acquisition of Shares by FIS as contemplated by the Tender Offer. Should any approval or other action be required, FIS presently contemplates that it will seek that approval or other action. FIS is unable to predict whether it will be required to delay the acceptance for payment of or payment for Shares tendered under the Tender Offer pending the outcome of any such matter. There can be no assurance that any approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to its business and financial condition. The obligations of FIS under the Tender Offer to accept for payment and pay for Shares is subject to conditions. See Section 6.

14.	Material U.S. Federal Income Tax Consequences.

The following summary describes the material United States federal income tax consequences relevant to the Tender Offer. This discussion is based upon the Code, existing and proposed Treasury Regulations, administrative pronouncements and judicial decisions, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect.

This discussion addresses only shareholders who hold their Shares as capital assets for United States federal income tax purposes (generally, property held for investment). This discussion does not purport to consider all aspects of United States federal income taxation that might be relevant to shareholders in light of their particular circumstances and does not apply to holders subject to special treatment under the United States federal income tax laws (such as, for example, financial institutions, dealers in securities or commodities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt organizations, former citizens or residents of the United States, U.S. expatriates, Non-U.S. Holders (as defined below), persons who hold Shares as part of a hedge, straddle, constructive sale or conversion transaction, and persons who acquired their Shares through the exercise of employee stock options or otherwise as compensation). This discussion does not address any state, local or non-U.S. tax consequences of participating in the Tender Offer, nor does it address the tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010. Further, this discussion does not address any United States federal tax considerations other than those pertaining to the United States federal income tax.

We have not sought, nor do we expect to seek, any ruling from the Internal Revenue Service with respect to the matters discussed below. There can be no assurances that the Internal Revenue Service will not take a different position concerning the tax consequences of the sale of Shares to FIS pursuant to the Tender Offer or that any such position would be sustained.

As used herein, a “U.S. Holder” means a beneficial owner of Shares that is, for United States federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation (or entity treated as a corporation for United States federal income tax purposes) created or organized under the laws of the United States, any State thereof or the District of Columbia, (iii) a trust (a) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to make all substantial decisions, or (b) that has a valid election in effect to be treated as a U.S. person, or (iv) an estate, the income of which is subject to United States federal income taxation regardless of its source. As used herein, a “Non-U.S. Holder” means a beneficial owner of Shares that is neither a U.S. Holder nor an entity or arrangement treated as a partnership for United States federal income tax purposes.

The United States federal income tax treatment of a person that is a partner of an entity or arrangement treated as a partnership for United States federal income tax purposes that holds our Shares generally will depend on the status of the partner and the activities of the partnership. Partners in partnerships holding our Shares should consult their tax advisors.

Non-U.S. Holders should consult their tax advisors regarding the United States federal income tax consequences and any applicable foreign tax consequences of the Tender Offer and should also see Section 3 for a discussion of the applicable United States withholding rules and the potential for obtaining a refund of all or a portion of any tax withheld.

All shareholders should consult their tax advisors to determine the particular tax consequences to them of participating in the Tender Offer.

Non-Participation in the Tender Offer. Shareholders who do not participate in the Tender Offer (including with respect to shares that are tendered and properly withdrawn) should not incur any Unites States federal income tax liability as a result of the Tender Offer.

Participation in the Tender Offer by U.S. Holders. A sale of Shares for cash pursuant to the Tender Offer will be a taxable transaction for United States federal income tax purposes. A U.S. Holder who participates in the Tender Offer will, depending on such U.S. Holder’s particular circumstances, be treated either as recognizing gain or loss from the disposition of the Shares or as receiving a distribution from us with respect to our stock.

Sale or Exchange Treatment. If, as described below, an exchange of shares for cash by a U.S. Holder pursuant to the Tender Offer is treated as a sale because a U.S. Holder satisfies one of the Section 302 tests the U.S. Holder will recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received and such U.S. Holder’s tax basis in the shares exchanged. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period of the shares exceeds one year as of the date of the exchange. Gain or loss must be determined separately for blocks of shares acquired at different times or at different prices. Specified limitations apply to the deductibility of capital losses by U.S. Holders.

Under Section 302 of the Code, a U.S. Holder will recognize gain or loss on the sale of Shares for cash pursuant to the Tender Offer if the sale:

•	results in a “complete termination” of such U.S. Holder’s equity interest in us,

•	results in a “substantially disproportionate” redemption with respect to such U.S. Holder, or

•	is “not essentially equivalent to a dividend” with respect to the U.S. Holder.

A sale of Shares pursuant to the Tender Offer will result in a “complete termination” if either (i) the U.S. Holder owns none of our Shares either actually or constructively after the Shares are sold pursuant to the Tender Offer, or (ii) the U.S. Holder actually owns none of our Shares immediately after the sale of Shares pursuant to the Tender Offer and, with respect to Shares constructively owned, is eligible to waive, and effectively waives, constructive ownership of all such Shares. U.S. Holders wishing to satisfy the “complete termination” test through waiver of attribution should consult their tax advisors.

A sale of Shares pursuant to the Tender Offer will result in a “substantially disproportionate” redemption with respect to a U.S. Holder if the percentage of the then outstanding Shares actually and constructively owned by such U.S. Holder immediately after the sale is less than 80% of the percentage of the Shares actually and constructively owned by such U.S. Holder immediately before the sale. If a sale of Shares pursuant to the Tender Offer fails to satisfy the “substantially disproportionate” test, the U.S. Holder may nonetheless satisfy the “not essentially equivalent to a dividend” test.

A sale of Shares pursuant to the Tender Offer will satisfy the “not essentially equivalent to a dividend” test if it results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in us. A sale of Shares for cash that results in a relatively minor reduction of the proportionate equity interest of a U.S. Holder whose relative equity interest in us is minimal and who does not exercise any control over or participate in the management of our corporate affairs should constitute a “meaningful reduction.”

In applying each of the Section 302 tests described above, a U.S. Holder must take account of Shares that such U.S. Holder constructively owns under attribution rules, pursuant to which the U.S. Holder will be treated as owning Shares owned by certain related individuals and entities, and Shares that the U.S. Holder has the right to acquire by exercise of an option or warrant or by conversion or exchange of a security. U.S. Holders should consult their tax advisors regarding the application of the rules of Section 302 in their particular circumstances.

Contemporaneous dispositions or acquisitions of Shares by a U.S. Holder or a related person may be deemed to be part of a single integrated transaction and, if so, may be taken into account in determining whether any of the Section 302 tests, described above, are satisfied. U.S. Holders should be aware that proration may affect whether the sale of Shares pursuant to the Tender Offer will meet any of the Section 302 tests.

Distribution Treatment. If a U.S. Holder does not satisfy any of the Section 302 tests described above, the entire amount of cash received by such U.S. Holder pursuant to the Tender Offer will be treated as a dividend to the extent of the Holder’s allocable portion of our current or accumulated earnings and profits, as determined under United States federal income tax principles. The amount of any distribution in excess of our current and accumulated earnings and profits would be treated as a return of capital to the extent, generally, of the U.S. Holder’s basis in the Shares exchanged, and any remainder will be treated as capital gain. Any such gain will be capital gain and will be long-term capital gain if the holding period of the Shares exceeds one year as of the date of the exchange. Provided certain holding period and other requirements are satisfied, non-corporate U.S. Holders generally will be subject to U.S. federal income tax at a maximum rate of 15% on amounts treated as a dividend. Such a dividend will be taxed in its entirety, without reduction for the U.S. Holder’s tax basis of the Shares exchanged. To the extent that a purchase of a U.S. Holder’s Shares by us in the Tender Offer is treated as the receipt by the U.S. Holder of a dividend, the U.S. Holder’s remaining adjusted basis (reduced by the amount, if any, treated as a return of capital) in the purchased Shares will be added to any Shares retained by the U.S. Holder.

To the extent that cash received in exchange for Shares is treated as a dividend to a corporate U.S. Holder, (i) it may be eligible for a dividends-received deduction and (ii) it may be subject to the “extraordinary dividend” provisions of the Code. Corporate U.S. Holders should consult their tax advisors concerning the availability of the dividends-received deduction and the application of the “extraordinary dividend” provisions of the Code in their particular circumstances.

See Section 3 with respect to the application of United States federal income tax withholding and back-up withholding tax to payments made pursuant to the Tender Offer.

The discussion set forth above is for general information only. Shareholders should consult their tax advisor to determine the particular tax consequences to them of the Tender Offer, including the applicability and effect of any state, local and foreign tax laws.

15.	Extension of the Tender Offer; Termination; Amendment.

FIS expressly reserves the right, in its sole discretion and subject to applicable law, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 6 shall have occurred or shall be deemed by FIS to have occurred, to extend the period of time during which the Tender Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of the extension to the Depositary and making a public announcement of the extension. FIS also expressly reserves the right, in its sole discretion subject to applicable law, to terminate the Tender Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares upon the occurrence of any of the conditions specified in Section 6 by giving oral or written notice of termination or postponement to the Depositary and making a public announcement of termination or postponement. FIS’ reservation of the right to delay payment for Shares that it has accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that FIS must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of a Tender Offer. Subject to compliance with applicable law, FIS further reserves the right, in its sole discretion, and regardless of whether any of the events set forth in Section 6 shall have occurred or shall be deemed by FIS to have occurred, to amend the Tender Offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the Tender Offer to holders of Shares or by decreasing or increasing the number of Shares being sought in the Tender Offer. Amendments to the Tender Offer may be made at any time and from time to time effected by public announcement, the announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Time. Any public announcement made under the Tender Offer will be disseminated promptly to shareholders in a manner reasonably designed to inform shareholders of the change. Without limiting the manner in which FIS may choose to make a public announcement, except as required by applicable law, FIS shall have no obligation to publish, advertise or otherwise communicate any public announcement other than by making a release through BusinessWire or another comparable service.

If FIS materially changes the terms of the Tender Offer or the information concerning the Tender Offer or if we waive a material condition of the Tender Offer, FIS will extend the Tender Offer to the extent required by Rules 13e-4(d)(2), 13e-4(e)(3) and 13e-4(f)(1) promulgated under the Exchange Act. These rules and certain related releases and interpretations of the SEC provide that the minimum period during which a Tender Offer must remain open following material changes in the terms of the Tender Offer or information concerning the Tender Offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of the terms or information. If:

•	FIS increases or decreases the price to be paid for Shares (or changes the price range at which we are offering to purchase Shares in the Tender Offer) or increases or decreases the number of Shares being sought in the Tender Offer, and

•	the Tender Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that the notice of an increase or decrease is first published, sent or given to security holders in the manner specified in this Section 15, then the Tender Offer deadline will be extended until no earlier than the expiration of such ten business day period.

In the event that the financing condition is satisfied or waived less than five business days prior to the scheduled Expiration Time of the Tender Offer, we will extend the Tender Offer to ensure that at least five business days remain in the Tender Offer following the satisfaction of the financing condition. If we are unable to obtain financing on terms acceptable to us in our sole discretion, then, without limiting our ability to rely on any of the terms or conditions of the Tender Offer as described in this Offer to Purchase (including amending, extending or terminating the Tender Offer), we may reduce the maximum aggregate purchase price in the Tender Offer and correspondingly reduce the maximum aggregate number of Shares to be purchased in the Tender Offer. If we make any such reduction in the aggregate purchase price and the associated aggregate number of Shares to be purchased and the Tender Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that we first publish, send or give notice of any such decrease, we will extend the Tender Offer until the expiration of ten business days from the date that we first publish notice of any such decrease.

16.	Fees and Expenses.

We have retained Goldman, Sachs & Co., J.P. Morgan Securities, Inc., and Merrill Lynch, Pierce, Fenner & Smith Incorporated to act as Dealer Managers in connection with the Tender Offer. In their roles as Dealer Managers, Goldman, Sachs & Co. J.P. Morgan Securities, Inc., and Merrill Lynch, Pierce, Fenner & Smith Incorporated each may contact brokers, dealers and similar entities and may provide information regarding the Tender Offer to those that it contacts or persons that contact it. Each of Goldman, Sachs & Co., J.P. Morgan Securities, Inc., and Merrill Lynch, Pierce, Fenner & Smith Incorporated will receive, for these services, a reasonable and customary fee. We also have agreed to reimburse each of Goldman, Sachs & Co., J.P. Morgan Securities, Inc., and Merrill Lynch, Pierce, Fenner & Smith Incorporated for reasonable out-of-pocket expenses incurred in connection with the Tender Offer and to indemnify each of Goldman, Sachs & Co., J.P. Morgan Securities, Inc., and Merrill Lynch, Pierce, Fenner & Smith Incorporated against certain liabilities in connection with the Tender Offer, including certain liabilities under the federal securities laws.

Some of the Dealer Managers and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings with us and our affiliates, and we and our affiliates have engaged in, and may in the future engage in, commercial dealings with some of the initial purchasers, each in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. In particular, affiliates of certain of the Dealer Managers are initial purchasers of the senior notes that are part of the financing for the Tender Offer and would therefore receive a portion of the net proceeds of those offerings. In addition, affiliates of certain of the Dealer Managers are agents and/or lenders under FIS’ credit agreement, which is also part of the financing for the Tender Offer.

FIS has retained Georgeson Inc. to act as Information Agent and Computershare Trust Company, N.A. to act as Depositary in connection with the Tender Offer. The Information Agent may contact holders of Shares by mail, telephone, telegraph and in person, and may request brokers, dealers, commercial banks, trust companies and other nominee shareholders to forward materials relating to the Tender Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed by FIS for specified reasonable out-of-pocket expenses, and will be indemnified against certain liabilities in connection with the Tender Offer, including certain liabilities under the U.S. federal securities laws.

In connection with the Tender Offer, the respective trustees for the FIS 401(k) Plans may contact participants in the plan by mail, telephone, fax and personal interviews. The trustees for the plans receive reasonable and customary compensation for its services and are reimbursed for certain out-of-pocket expenses pursuant to arrangements with FIS to act as trustee for the plan. Under those arrangements, no separate fee is payable to the trustees in connection with the Tender Offer.

No fees or commissions will be payable by FIS to brokers, dealers, commercial banks or trust companies (other than fees to the dealer managers and Information Agent as described above) for soliciting tenders of Shares under the Tender Offer. We urge shareholders holding Shares through brokers or banks to consult the brokers or banks to determine whether transaction costs are applicable if shareholders tender Shares through such brokers or banks and not directly to the Depositary. FIS, however, upon request, will reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding the Tender Offer and related materials to the beneficial owners of Shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of FIS, the dealer managers, or the Information Agent for purposes of the Tender Offer. FIS will pay or cause to be paid all stock transfer taxes, if any, on its purchase of Shares, except as otherwise provided in this Offer to Purchase and the Letter of Transmittal.

17.	Miscellaneous.

The Tender Offer is not being made to, nor will tenders be accepted from or on behalf of, shareholders in any jurisdiction in which the making or acceptance of offers to sell Shares would not be in compliance with the laws of that jurisdiction. If FIS becomes aware of any jurisdiction where the making of the Tender Offer or the acceptance of Shares pursuant thereto is not in compliance with applicable law, FIS will make a good faith effort to comply with the applicable law. If, after such good faith effort, FIS cannot comply with the applicable law, FIS will not make the Tender Offer to (nor will tenders be accepted from or on behalf of) the holders of Shares in that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Tender Offer to be made by a licensed broker or dealer, the Tender Offer shall be deemed to be made on our behalf by the dealer managers or by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

The repurchase of shares of common stock pursuant to the Tender Offer is in addition to the three-year Share repurchase program authorized by our Board of Directors in February 2010, pursuant to which FIS is authorized to repurchase up to an additional 15.0 million outstanding shares of common stock, at prevailing market prices or in privately negotiated transactions through January 31, 2013. As of June 30, 2010, 13.6 million Shares remain available for repurchase under this stock repurchase authorization. Whether or not we may make such repurchases or any additional repurchases will depend on many factors, including, without limitation, the number of Shares, if any, that we purchase in this Tender Offer, whether or not, in FIS’ judgment, such future repurchases would be accretive to earnings per Share, FIS’ business and financial performance and situation, the business and market conditions at the time, including the price of the Shares, and such other factors as FIS may consider relevant. Any future repurchases may be on the same terms or on terms that are more or less favorable to the selling shareholders than the terms of the Tender Offer. Rule 13e-4 of the Exchange Act prohibits FIS and its affiliates from purchasing any Shares, other than pursuant to the Tender Offer, until at least ten business days after the Expiration Time of the Tender Offer, except pursuant to certain limited exceptions provided in Rule 14e-5 of the Exchange Act.

Pursuant to Rule 13e-4(c)(2) under the Exchange Act, FIS has filed with the Commission an Issuer Tender Offer Statement on Schedule TO, which contains additional information with respect to the Tender Offer. The Schedule TO, including the exhibits and any amendments and supplements thereto, may be examined, and copies may be obtained, at the same places and in the same manner as set forth in Section 10 with respect to information concerning FIS.

FIS has not authorized any person to make any recommendation on behalf of FIS as to whether you should tender or refrain from tendering your Shares in the Tender Offer or as to the price at which you may choose to tender your Shares in the Tender Offer. You should not rely on any information other than information contained in this Offer to Purchase and in the Letter of Transmittal or in documents to which we have referred you as being provided by or on behalf of FIS. Our delivery of this Offer to Purchase shall not under any circumstances create any implication that the information contained in this Offer to Purchase is correct as of any time other than the date of this Offer to Purchase or that there have been no changes in the information included or incorporated by reference herein or in the affairs of FIS or any of its subsidiaries or affiliates since the date hereof. FIS has not authorized any person to give any information or to make any representation in connection with the Tender Offer other than those contained in this Offer to Purchase or in the Letter of Transmittal. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by FIS.

Fidelity National Information Services, Inc.

July 6, 2010

The Letter of Transmittal and share certificates and any other required documents should be sent or delivered by each shareholder of FIS or that shareholder’s broker, dealer, commercial bank, trust company or nominee to the Depositary at one of its addresses set forth below.

The Depositary for the Tender Offer is:

Computershare Trust Company, N.A.

By First Class Mail:	By Facsimile Transmission:	By Registered, Certified or Express Mail, or Overnight Courier:
Computershare c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	For Eligible Institutions Only: (617) 360-6810 Confirm Facsimile Transmission: (781) 575-2332	Computershare c/o Voluntary Corporate Actions Suite V 250 Royall Street Canton, MA 02021

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY.

Please direct any questions or requests for assistance and any requests for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery to the Information Agent at the telephone number and address set forth below. Shareholders also may contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Tender Offer. Please contact the Depositary to confirm delivery of Shares.

The Information Agent for the Tender Offer is:

Georgeson Inc.
199 Water Street, 26th Floor
New York, NY 10038
Banks and Brokers call (212) 440-9800
All others call toll-free (800) 891-3214

The Dealer Managers for the Tender Offer are:

Goldman, Sachs & Co.
200 West Street
New York, New York 10282
Call collect (212) 902-1000
or
Call toll-free (800) 323-5678

Merrill Lynch, Pierce, Fenner	J.P. Morgan Securities Inc.
& Smith Incorporated	383 Madison Avenue, 5th Floor
Bank of America Tower	New York, New York 10179
One Bryant Park	Call toll-free (877) 371-5947
New York, New York 10036
Call toll-free (888) 292-0070